82-5760

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED



Shanghai 2006

interim report

Contents

Corporate Information

Directors

Executive Directors
Mr. Cai Lai Xing *(Chairman)*
Mr. Cai Yu Tian
(Vice Chairman & Chief Executive Officer)
Mr. Qu Ding
(Vice Chairman & Executive Deputy CEO)
Mr. Lu Ming Fang
Mr. Ding Zhong De
Mr. Qian Shi Zheng *(Deputy CEO)*
Mr. Yao Fang
Mr. Tang Jun

Independent Non-Executive Directors
Dr. Lo Ka Shui
Prof. Woo Chia-Wei
Mr. Leung Pak To, Francis

Board Committees

Executive Committee
Mr. Cai Lai Xing *(Committee Chairman)*
Mr. Cai Yu Tian
Mr. Qu Ding
Mr. Lu Ming Fang
Mr. Qian Shi Zheng
Mr. Yao Fang

Audit Committee
Dr. Lo Ka Shui *(Committee Chairman)*
Prof. Woo Chia-Wei
Mr. Leung Pak To, Francis

Remuneration Committee
Dr. Lo Ka Shui *(Committee Chairman)*
Prof. Woo Chia-Wei
Mr. Leung Pak To, Francis
Mr. Qu Ding
Mr. Hu Zi Li

Company Secretary

Ms. Wong Mei Ling, Marina

Qualified Accountant

Mr. Lee Kim Fung, Edward

Authorized Representatives

Mr. Cai Yu Tian
Ms. Wong Mei Ling, Marina

Registered Office

26th Floor, Harcourt House,
39 Gloucester Road, Wanchai, Hong Kong
Telephone : (852) 2529 5652
Facsimile : (852) 2529 5067
Email : enquiry@sihl.com.hk

Auditors

Deloitte Touche Tohmatsu

Share Registrar

Secretaries Limited
26th Floor, Tesbury Centre,
28 Queen's Road East,
Wanchai, Hong Kong
Telephone : (852) 2980 1766
Facsimile : (852) 2861 1465

Company Stock Code

Stock Exchange	:	363
Bloomberg	:	363 HK
Reuters	:	0363.HK
ADR	:	SGHIY

ADR Depository Bank

The Bank of New York
Investor Relations
P.O. Box 11258, Church Street Station,
New York, NY 10286-1258

Company Website

www.sihl.com.hk

Dividend Notice

Interim Dividend

The Board of Directors of the Company has resolved to pay an interim dividend for the year ending 31st December 2006 of HK22 cents (2005: HK20 cents) per share, which will be payable on 3rd October 2006 (Tuesday) to Shareholders whose names appear on the Register of Members of the Company on 22nd September 2006 (Friday).

Closure of Register of Members

The Register of Members of the Company will be closed from 20th September 2006 (Wednesday) to 22nd September 2006 (Friday), both dates inclusive, during which period no transfer of shares will be effected. Dividend warrants will be dispatched to Shareholders on or about 3rd October 2006 (Tuesday). In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrar, Secretaries Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong by 4:30 p.m. on 19th September 2006 (Tuesday).

Financial Calendar

2006 Interim Results	Announced on 23rd August 2006 (Wednesday)
2006 Interim Report	Posted to Shareholders on or about 15th September 2006 (Friday)
Register of Members	To be closed from 20th September 2006 (Wednesday) to 22nd September 2006 (Friday), both dates inclusive
Record date for 2006 Interim Dividend	22nd September 2006 (Friday)
2006 Interim Dividend Warrants	Dispatched to Shareholders on or about 3rd October 2006 (Tuesday)

Reaching New Horizons

2006 First Half Results

I am pleased to announce that the Group's unaudited consolidated financial results for the six months ended 30th June 2006 showed good performance. Unaudited consolidated turnover increased 25.3% to HK$3,402 million. Profit attributable to shareholders rose 20.1% to HK$625 million while the Group's net asset value increased 5.5% to HK$16,787 million.

Interim Dividend

The Board of Directors of the Company has resolved to pay an interim dividend for the year ending 31st December 2006 of HK22 cents per share to Shareholders whose names appear on the Register of Members of the Company on 22nd September 2006 (Friday). The interim dividend will be paid to Shareholders on 3rd October 2006 (Tuesday).

Business Review

The increase in profit for the period was mainly attributable to a marked increase in profit contribution by the infrastructure facilities segment. This year's interim profit took account of three exceptional items, including exceptional losses of about HK$247 million in total brought by the share reform plans of SI United and Bright Dairy and an after-tax exceptional gain of about HK$244 million from the disposal of a 10% interests in Pudong Container.

Driven by a 224.2% profit growth of Hu-Ning Expressway, profit contributed by the infrastructure facilities segment of the Group before Exceptional Items rose 101% to HK$205 million during the period.

Primarily caused by market fluctuations in the pharmaceutical industry and the disposal of interests in Sunve Pharmaceutical last year, the medicine segment's profit contribution before Exceptional Items decreased 26.5% to HK$70.02 million. The operating results of health products and OTC drugs however grew significantly.

Owing to the poor performance of Huizhong Automotive and declining results from Bright Dairy, the consumer products segment, after deducting Exceptional Items and other non-recurring factor, posted a flat earnings growth with profit contribution amounting to HK$251 million.

The information technology segment had a profit contribution of HK$35.08 million. Excluding the exceptional gain from the disposal of an interest in China Netcom (HK) last year, the segment in essence reversed its operating loss during the period.

During the period, the Group had taken successive measures to further rationalize its business structure and strengthen its core businesses.

- ***Divesting non-core businesses to optimize investment portfolio***

To streamline its investment portfolio, the Group has dedicated great efforts to consolidate its investment portfolio during the past few years. Investments in the areas of department retail, logistics sector, personal care products as well as certain pharmaceutical companies in which the Group has no controlling stake were divested by the Group respectively.

During the period, the Group disposed of its entire 10% interests in Pudong Container for a consideration of HK$447 million, thereby divesting its port container business. The transaction was completed during the period and an after-tax exceptional gain of about HK$244 million was recorded. The Group made a total investment of HK$179 million in the project in 2003.

- ***Accelerating the development of infrastructure segment to stabilize income stream***

The development of the Group's infrastructure segment has been gaining momentum during the past few years. The Group has invested in two toll road projects including the Shanghai-Nanjing Expressway (Shanghai Section) and the Yongjin Expressway (Jinhua Section). The Group has also invested in water services business and established General Water of China.

During the period, the Group entered into agreements with Public Road Construction Co. to expand and widen the Shanghai-Nanjing Expressway (Shanghai Section) to a dual carriageway with eight lanes. Scheduled for completion by the end of 2008, total investments for the project are expected to reach HK$1,683 million. During the construction period, Public Road Construction Co. will be responsible for the toll collection of the section and will subsidize Hu-Ning Expressway for the deficiency in toll revenue collected. The combined toll revenue and compensation will amount to HK$452 million each year. This arrangement will serve to reduce the uncertainty of the Group's investment in Hu-Ning Expressway as well as its overall investment risk. Upon completion of the project, the traffic flow capabilities of the section will be improved considerably and toll revenue will be increased accordingly.

During the period, General Water of China invested in a sewage treatment project in central Wenzhou, creating a daily processing capability of 200,000 tonnes. At present, General Water of China's investment portfolio covers eight cities with a combined processing capability of about 4.1 million tonnes. Among the Top 10 Influential Water Services Companies in the year 2005 appraised by H2O-China.com, General Water of China ranks fifth.

- ***Speeding up the commercialization of the new drugs to enhance the core competitiveness***

The launching of the Group's three State Category I new drugs went smoothly. Approval for the production of the "H101" project was obtained during the period. Inspection of the GMP plant was completed and approval was obtained. "Kai Li Kang" is now available for sale in the PRC. Construction of the GMP plant and trial runs for the "TNF" project was completed.

Chairman's Statement

To encourage the innovation in the pharmaceutical enterprises and to motivate the R&D personnels, the Group has established a set of new incentive schemes to subsidize innovative projects, award the R&D personnels and enhance the management of intellectual properties. These will serve as key drivers to enhance the core competitiveness and the development of the Group's pharmaceutical business.

During the period, greater efforts were put by the Group to reform its medical equipment business and satisfactory results were achieved.

- ***Implementing Share Reform Plans and enhancing the value of asset portfolio***

During the period, the Group proposed the implementation of the share reform plans of SI United and Bright Dairy. Under the arrangement, the Group's holding of non-tradable shares in the companies would be converted to tradable shares, thereby enhancing the value of its asset portfolio.

The share reform plan of SI United was completed during the period. The Group's interests in SI United were converted from non-tradable shares of 56.63% to tradable shares of 43.62%. The share reform plan of Bright Dairy was approved by the shareholders of the company in August. It is expected that approvals by the relevant authorities will be obtained during the year. By then, the Group's shareholding in Bright Dairy will be converted from 30.78% of non-tradable shares to 25.17% of tradable shares.

Although the share reform plans of SI United and Bright Dairy resulted in exceptional losses for the Group of about HK$247 million in total, upon completion, these plans will enhance the companies' financing capabilities and enable more flexibility on their business development efforts.

Prospects

The operation for the medicine, consumer products and semiconductors industries is expected to come under considerable pressure in the second half of the year as a result of changes in the macro-economic environment in the PRC and the volatility of international capital markets. Under these circumstances, the Group will focus on strengthening its core businesses. In respect of the infrastructure facilities and medicine segments, further efforts will be made to identify investment opportunities for toll road projects and to acquire sizeable medicine projects. Share reform will bring about a new regime to the PRC capital market. The Group will capitalize on opportunities arising from the change and speed up the formation of a unified platform for the medicine businesses. For the consumer products segment, measures will be taken to expand market share, reduce costs and improve efficiency in order to offset impacts from cyclical fluctuations and, at the same time, maintain sustainable earnings growth.

The Group's financial position remains sound. Leveraging on its background with strong support from Shanghai and its favourable position in Mainland PRC, the Group will focus on the new wave of economic developments in Shanghai. It will capitalize on opportunities arising from the restructuring of state-owned assets in the PRC and capture new investment projects to reach new horizons and to achieve new breakthroughs.

Acknowledgements

This year is the tenth anniversary of the listing of Shanghai Industrial. On behalf of the Board of Directors, I wish to thank our Shareholders, financial institutions and business partners for their unfailing support to the Group during the last decade, and extend my sincere gratitude to our management team and staff members for their dedication and contributions to our business development.



Cai Lai Xing
Chairman

Hong Kong, 23rd August 2006

Group Business Structure

At 30th June 2006

Shanghai Industrial Holdings Limited

BUSINESS SEGMENTS	PRINCIPAL ENTERPRISES
INFRASTRUCTURE FACILITIES	Hu-Ning Expressway (100%)
	Yongjin Expressway (30%)
	General Water of China (50%)
MEDICINE	Hangzhou Qingchunbao (55%)
	Huqingyutang Pharmaceutical (51%)
	Liaoning Herbapex (55%)
	Xiamen TCM (61%)
	Guangdong Techpool (51%*)
	Sunway Biotech (70.41%)
	Changzhou Pharmaceutical (55.75%*)
	MicroPort Medical (20.74%)
	Shanghai Medical Instruments (99%*)
CONSUMER PRODUCTS	Nanyang Tobacco (100%)
	Bright Dairy (30.78%)
	Wing Fat Printing (93.44%)
	Huizhong Automotive (50%)
	Transportation Electric (30%)
	Lianhua Supermarket (21.17%*)
INFORMATION TECHNOLOGY	SMIC (10.03%)
	Shanghai Information Investment (20%)

**The said interests are held by SI United.*

Highlights

- Profit attributable to shareholders increased 20.1% to HK$625 million.
- Turnover increased 25.3% to HK$3,402 million.
- The disposal of a 10% interests in Pudong Container resulted in an after-tax exceptional gain of about HK$244 million.
- The share reform plans for SI United and Bright Dairy resulted in exceptional losses of about HK$247 million in total to the Group.
- The financial position of the Group remains sound, with bank and cash balances over HK$6,600 million.
- An interim dividend of HK22 cents per share was declared, an increase of 10%.

For the six months ended 30th June 2006, the unaudited consolidated turnover for the Group increased 25.3% to HK$3,402 million. Profit attributable to shareholders increased 20.1% to HK$625 million. Net asset value increased 5.5% to HK$16,787 million. During the period, the Group disposed of its 10% interests in Pudong Container and recorded an after-tax exceptional gain of about HK$244 million, whilst the share reform plans of SI United and Bright Dairy resulted in exceptional losses of about HK$247 million in total to the Group.

Net Business Profit before Exceptional Items contributed by each business segment during the period


6.3%
36.5%
44.7%
12.5%
Infrastructure Facilities
Medicine
Consumer Products
Information Technology

Infrastructure Facilities

During the period, profit contribution before Exceptional Items from the infrastructure facilities segment increased 101% to HK$205 million, accounting for 36.5% of the Group's Net Business Profit before Exceptional Items. The increase was mainly attributable to a 224.2% growth in profit contribution from Hu-Ning Expressway.

Toll Roads

Following the completion of the Shanghai-Nanjing Expressway (Jiangsu Section) widening program, toll revenue from the Shanghai-Nanjing Expressway (Shanghai Section) increased significantly over the same period last year, with daily traffic flow reached 57,000. In June this year, agreements relating to the expansion and widening of the Shanghai-Nanjing Expressway (Shanghai Section) were signed by Hu-Ning Expressway. Funds to be invested in this construction project will amount to HK$1,683 million. During the construction period, Hu-Ning Expressway will be subsidized for the deficiency in toll revenue collected. The combined toll revenue and compensation will amount to HK$452 million each year and will be paid by Public Road Construction Co. to Hu-Ning Expressway in equal monthly installments.

During the period, toll revenue from Yongjin Expressway amounted to HK$49.58 million. At present, the company is still in a loss position. As the operation of the Yongjin Expressway (Jinhua Section) only commenced at the end of December last year, growth in traffic flow during the period was relatively slow. It is expected that traffic flow of the Yongjin Expressway (Jinhua Section) will gradually increase, leading to better results for the company.

Water Services

During the period, the turnover for General Water of China increased 75.5% to HK$163 million compared with the same period last year. Among the Top 10 Influential Water Services Companies in the year 2005 appraised by H2O-China.com, General Water of China ranks fifth. During the period, General Water of China invested in a sewage treatment project in central Wenzhou, creating a daily processing capability of 200,000 tonnes. General Water of China's current investment portfolio covers eight cities with a combined processing capability of about 4.1 million tonnes. Construction for a majority of the BOT/BOO projects commenced and is expected to complete for operation successively by the end of 2006.

Medicine

During the period, profit contribution before Exceptional Items from the medicine segment was HK$70.02 million, a decrease of 26.5% compared with the same period of the previous year. This represents 12.5% of the Group's Net Business Profit before Exceptional Items. The decline in results was mainly attributable to effects arising from the change in rules and regulations towards the pharmaceutical industry in the PRC and an increase in operating costs. In addition, the results for the comparative period last year included a HK$18.91 million profit contribution from Sunve Pharmaceutical, which was disposed of last August.

The share reform plan of SI United was completed in June this year. The Group's interests in SI United were converted from non-tradable shares of 56.63% to tradable shares of 43.62%. Although the reduction in shareholding resulted in an exceptional loss for the Group of about HK$215 million, the value of assets held enhanced substantially.

Traditional Chinese Medicine

During the period, sales of certain prescription drugs of the Group decreased over the same period last year. This was primarily due to the negative media coverage on certain types of pharmaceutical products, as well as effects arising from the change in rules and regulations in the pharmaceutical industry. Notwithstanding these adverse effects, sales of health products and OTC drugs managed to resume growth. Sales of our health food series, namely "Qingchunbao" and "Huqingyutang" increased by 40.3% and 38.6% respectively compared with the same period last year. Sales for "Qingchunbao" Anti-ageing Tablets recorded a marked increase of 67.6% to HK$155 million.

Biomedicine

As to biomedicine, the Group continued to pursue the application of "Ulinastatin" products to critical illnesses. Emphasis was also placed on academic researches in such areas as anesthesiology and burns, both of which have achieved satisfactory results. During the period, sales of the products increased by 15.0% compared with the first half of last year.

New Drugs

The launching of the three State Category I new drugs of the Group went smoothly. Approval for production for the "H101" project was obtained during the period. The commercial name of the drug is "Oncorine". Inspection of the GMP plant was completed and approval was obtained. "Kai Li Kang" is now available for sale in the PRC. Construction of the GMP plant and trial runs for the "TNF" project was completed.

Sales of Principal Products in the First Half of 2006


HK$' million
180
150
120
90
60
30
0
165
125
60
56
51
58
37
39
93
155
Dengfeng Shen Mai Injection
Dengfeng Dan Shen Injection
Techpool Luoan
Huqingyutang Stomach Rejuvenation Tablets
Qingchunbao Anti-ageing Tablets
First Half of 2005
First Half of 2006

Note: The exchange rate of HK$1 to RMB1.04 for Renminbi to Hong Kong dollars is used.

Consumer Products

The results of the consumer products segment posted a flat earnings growth (after deducting Exceptional Items and other non-recurring factor) due to continued losses from Huizhong Automotive as well as declining results from Bright Dairy. Profit contribution amounted to HK$251 million, accounting for 44.7% of the Net Business Profit before Exceptional Items of the Group. The tobacco and printing businesses showed steady growth.

Tobacco

The turnover of Nanyang Tobacco during the period increased 8.6% to HK$784 million. Net profit reached HK$161 million. Recurring income for the period represents an increase of about 10.7%. Nanyang Tobacco will proactively monitor the progress of its technology project for expanded cut tobacco production line, the automation of the can packaging line and the expansion of storage tanks for tobacco. These projects are aimed at further improving production techniques and enhancing product quality, which will ultimately increase the competitiveness of the enterprise and the brand.

Dairy

During the period, the turnover for Bright Dairy remained the same as the corresponding period last yesr, amounting to HK$3,334 million. Net profit was HK$87.04 million, a decrease of 39.0% over last year. The decline was mainly attributable to an increase in marketing and promotion expenses on yogurt products made by the company, which resulted in a significant increase in operating expenses. During the period, Bright Dairy focused on fresh yogurt whose growth was driven by "Bright" AB100 yogurt and "Danone" Bio yogurt.

The share reform plan for Bright Dairy was announced during the period. The relevant proposal was approved by the shareholders of Bright Dairy in August this year and it is expected that approvals by the relevant authorities will be obtained during the year. Upon completion, the Group's shareholding in Bright Dairy will be converted from non-tradable shares of 30.78% to tradable shares of 25.17%. Although the reduction in shareholding resulted in an exceptional loss for the Group of about HK$32.14 million, the value of assets held enhanced substantially.

Printing

During the period, the turnover for Wing Fat Printing increased 147.0% to HK$698 million. Net profit reached HK$67.33 million, an increase of 4.8% compared with the same period last year. The substantial increase in turnover was mainly attributable to Wing Fat Printing's increased stakes in companies including Chengdu Wing Fat Printing and Hebei Yongxin Paper in the second half of last year, resulting in extended consolidation of subsidiaries' financial results. During the period, total sales from "Lanzhou" cigarette boxes, which were produced by Wing Fat Printing, increased significantly by 115%. The newly launched transfer printing products were widely accepted by users. Orders were received and feedbacks on quality were highly positive. It is expected that sales will continue to increase.

Automobiles and Parts

As a result of rising costs and declining product prices, Huizhong Automotive had recorded losses since the second quarter of last year. Although turnover improved by 52.6% to HK$2,426 million, Huizhong reported a loss of HK$68.18 million in the first half of this year. The turnover and net profit for Transportation Electric increased 35.6% and 217.4% to HK$225 million and HK$43.33 million respectively. Sales for the automobile industry in the PRC have been recovering steadily after nearly two years of stagnant growth under sluggish market conditions. However, adverse factors such as excess production capacity and price fluctuations in production components continued to constrain the growth of the automobile industry.

Information Technology

During the period, the profit contribution from the information technology segment as a whole decreased by 10.9% to HK$35.08 million, accounting for 6.3% of the Net Business Profit of the Group before Exceptional Items. However, after deducting the exceptional gain recorded last year from the disposal of shares of China Netcom (HK), operating results achieved a turnaround.

Semiconductors

Although SMIC continued to record losses during the period, there have been signs of improvement. Net losses for the period were reduced substantially to only HK$50.71 million compared to a net loss of HK$549 million for the same period last year. While some customers have pushed out wafer orders due to an ongoing inventory correction, the sales for the company on the whole improved significantly. During the period, the turnover of SMIC increased by 34.9% to HK$5,558 million. In the second quarter of this year, SMIC successfully qualified and commenced commercial production of its first 90nm logic product at its 300mm facility in Beijing. Meanwhile, the company has successfully qualified Elpida's 512M-bit DDR2 SDRAM using a 90nm manufacturing process also at its 300mm facility in Beijing. Saifun's 90nm NROM FLASH was functional, which marked an important achievement towards commencing production of this product in the fourth quarter of 2006.

Information Technology Services

During the period, the net profit of Shanghai Information Investment increased by 69.4% compared with the same period last year to HK$86.37 million. The development of the company's investment projects has been satisfactory. During the period, Dongfang Cable acquired 39,000 new broadband users for "Cableplus", an increase of 18.2% over the first half of last year. As at the end of the period, accumulated users for "Cableplus" reached 260,000. This makes "Cableplus" a strong competitor in the urban broadband business market in Shanghai. Information pipelines of a total of 339 duct kilometres were built by Pipelines Co. for the year, providing new network access to 186 buildings, an increase of 22.4% compared with the corresponding period last year. The electronic port clearance platform constructed and operated by Yitong Co. transmitted 28.66 million of clearance documents to the port during the period, an increase of 18.9% over the same period last year.

Key Figures

	Unaudited Six months ended 30th June 2006	2005	Increase
Financial Highlights			
Turnover (HK$'000)	3,401,805	2,714,218	25.3%
Profit attributable to shareholders (HK$'000)	625,375	520,732	20.1%
Total assets (HK$'000)	22,958,901	21,382,916	7.4%
Shareholders' equity (HK$'000)	16,786,813	15,911,245	5.5%
Share information			
Earnings per share			
– basic (HK cents)	64.6	54.2	19.2%
Dividend per share			
– Interim (HK cents)	22.0	20.0	10.0 %
Number of shares in issue (shares)	968,147,000	967,113,000	N/A
Share price at 30th June (HK$)	15.15	15.15	N/A
Market capitalization at 30th June (HK$ billion)	14.667	14.652	N/A
Financial ratios			
Gearing ratio (Note)	10.9%	11.0%	N/A
Interest cover	19.1 times	25.0 times	N/A
Dividend payout ratio	34.1%	36.9%	N/A

Note: interest-bearing loans/(shareholders' equity + minority interests + interest-bearing loans)

I. Basis of Preparation

The Group has adopted all Hong Kong Accounting Standards and Hong Kong Financial Reporting Standards (collectively referred to as "new HKFRSs") issued and effective as of 30th June 2006 that are relevant to the operations of the Group. The accounting policies and treatments adopted in the preparation of these interim financial statements are consistent with those adopted in the Group's annual financial statements for the year ended 31st December 2005 except for those changes in accounting policies arising from the adoption of the new HKFRSs.

II. Analysis of Financial Results

1. Profit for the first half of 2006

Profit for the first half of 2006 were HK$625.38 million, as compared with the corresponding period last year of HK$520.73 million, representing an increase of approximately 20.1%, which was mainly attributable to the compensation for deficiency in toll revenue from Hu-Ning Expressway and the improvement in the operating results of certain subsidiaries.


HK$ million
1500
1200
900
600
300
0
01
02
03
04
05
1H/06
Profit for the second half of the year
Profit for the first half of the year

2. Contribution of Profit from Each Business Segment

The contribution of profit from each business segment of the Group for the first half of 2006 and the comparative figures of the corresponding period last year is summarized as follows:

	Unaudited Six months ended 30th June 2006 HK$'000	2005 HK$'000	Increase (Decrease) %
Infrastructure facilities	**448,515**	101,843	340.4
Medicine	**70,023**	95,306	(26.5)
Consumer products	**250,983**	315,253	(20.4)
Information technology	**35,080**	39,365	(10.9)
Loss on share reform	**(247,094)**	–	N/A

During the period, the infrastructure facilities business segment recorded an increase in profit of approximately 340.4%, which was mainly attributable to the compensation for the decrease in traffic flow due to the widening and alteration construction of the A11 Expressway received by Hu-Ning Expressway of approximately RMB101 million and the profit after taxation of approximately HK$243.67 million from the disposal of 10% stake in Pudong Container by the Group.

Loss was incurred by the medicine business segment mainly due to the share reform plan proposed to all holders of freely transferable shares of SI United three non-freely transferable shares for every ten freely transferable shares held by each such holder. This share reform plan has obtained all relevant approvals in June 2006, and the Group recorded an exception loss of approximately HK$214.96 million therefrom. Excluding the loss from the share reform plan of SI United, the operating profits of the medicine business was approximately HK$70.02 million, representing a decrease of approximately 26.5% over the corresponding period last year. The decrease was mainly due to inclusion in the comparative figures of last year the contribution to profit from Sunve Pharmaceutical of approximately HK$18.91 million that was disposed of in the second half last year. In addition, the profit was subject to the impact arising from the changes in a series of policies towards the medicine industry in the PRC. The continuous satisfactory results and growth momentum in Firebird® Rapamycin Eluting Stent since its launch early last year by MicroPort Medical, which partially offset the effect on the decrease in profit.

The operating results of Nanyang Tobacco and Wing Fat Printing under the consumer products business remained satisfactory. However, as a result of the proposal by the Group to offer to all holders of freely transferable shares of Bright Dairy RMB8.46 in cash and 1.2 non-freely transferable shares for every ten freely transferable shares held by each such holder in April 2006, and as a part of the share reform plan, the Group would also transfer 44,099,410 non-freely transferable shares to Danone Asia Pte Ltd., it is expected that an exceptional loss of approximately HK$32.14 million will be brought by such share reform plan and this was reflected in the results of the Group for the first half of the year.

Excluding the exceptional loss arising from the share reform plan of Bright Dairy, the profit from the consumer products business segment decreased by approximately 20.4% as compared with the corresponding period last year. This was mainly attributable to the decline in operating profit of Bright Dairy as a result of its increase in marketing, advertising production and media promotion expenses. Despite the increase in output and sales for the automobiles market in the PRC, Huizhong Automotive incurred operating loss due to surge in cost.

Notwithstanding the Average Selling Price ("ASP") of wafers recorded an increase as compared with the same period last year, SMIC registered an operating loss of approximately HK$50.71 million, due to an ongoing inventory correction that some of its customers have pushed out wafer orders. However, the position was improved significantly as compared with the corresponding period last year.

Details of the operating performances and progress of each business segment for the first half of 2006 are set out in the section headed "Business Review, Discussion and Analysis."

3. Turnover

The Group's turnover by principal activities for the period ended 30th June 2006 and the comparative figures of the corresponding period last year is summarized as follows:

	Unaudited		
	Six months ended 30th June		
	2006	2005	Increase
	HK$'000	HK$'000	%
Infrastructure facilities	**122,064**	82,877	47.3
Medicine	**1,885,791**	1,713,341	10.1
Consumer products	**1,393,950**	918,000	51.8
	3,401,805	2,714,218	25.3

1H 2006 **1H 2005**


3.6%
41.0%
55.4%
3.1%
33.8%
63.1%
Infrastructure Facilities
Medicine
Consumer Products

For the six-month period ended 30th June 2006, as driven by the turnover of the infrastructure facilities and consumer products businesses segment, overall turnover increased by approximately 25.3% to approximately HK$3,402 million.

Benefited from the completion of the widening and alteration construction of the Shanghai-Nanjing Expressway (Jiangsu Section), during the period, the toll revenue from Shanghai-Nanjing Expressway (Shanghai Section) of the infrastructure facilities business segment increased significantly from the corresponding period last year. The results for the first half of the year also reflected the effect of the reduction in sales tax on toll revenue to 3% with effect from 1st June 2005, which was accounted for the full period this year.

The increase in the stake in Hebei Yongxin Paper to a controlling stake by Wing Fat Printing was completed in September last year. The turnover of Hebei Yongxin Paper was consolidated with the Group during the period, which gave an additional turnover of approximately HK$313.40 million to the turnover of consumer products business segment. Growth in the sales of Nanyang Tobacco, which is also grouped under consumer product business segment, remained stable.

The increase in the stake in Huqingyutang Pharmaceutical to 51% by the Group was completed in July last year, which gave an additional turnover of approximately HK$132.87 million to the medicine business segment during the period, and partially offset the adverse impacts brought by the change of policies to the medicine industry in the PRC and the reports about quality issue of medicine products.

4. **Profit before Taxation**

(1) Gross profit margin

Gross profit margin for the period was approximately 38.5%, a mild decrease of approximately 2.1% as compared with approximately 40.6% for the corresponding period last year. The decrease was mainly attributable to the consolidation of the paper manufacturing business operated by Wing Fat Printing's subsidiary during the period, with which the gross profit margin was relatively low.

(2) Investment income

During the period, investment income increased from HK$197.47 million for the corresponding period last year to approximately HK$493.53 million, as a result of the gain of HK$268.07 million upon the disposal of 10% stake in Pudong Container.

(3) Share of results of jointly controlled entities

Huizhong Automotive continued to suffer operating loss due to surge in cost. General Water of China's operating profit decreased due to higher borrowing costs caused by rising interest rate in the PRC, resulting in the share of results of jointly controlled entities was reduced by approximately HK$13.17 million as compared with the same period last year.

(4) Share of results of associates

SMIC recorded an operating loss of approximately HK$549.43 million for the first half last year due to cyclical downturn of the semiconductor industry, while in this period, SMIC still recorded a loss of approximately HK$50.71 million due to an ongoing inventory correction that some of its customers have pushed out wafer orders. However, the position was improved significantly. The share of results of associates increased by approximately HK$34.37 million as compared with the same period last year.

5. Dividend

The Board of Directors has resolved to pay an interim dividend of HK22 cents per share. The dividend payout ratio is 34.1%. The dividend is increased by 10% as compared to the interim dividend of HK20 cents per share for 2005.


HK cents
60
50
40
30
20
10
0
01
02
03
04
05
1H/06

Final dividend per share

Interim dividend per share

III. Financial Position of the Group

1. Capital and Shareholders' Equity

As at 30th June 2006, the Group has a total of 968,147,000 shares in issue. Due to the exercise of share option by the staff during the period, the number of shares in issue increased by 614,000 shares, as compared with the 967,533,000 shares in issue at the end of 2005. Based on the closing price of HK$15.15 per share on 30th June 2006, the Group had a market capitalization of approximately HK$14,667.43 million.


HK$ billion
18
16
14
12
10
8
6
4
2
0
01
02
03
04
05
6/06

Shareholders' Equity

The Group's financial position remained strong, shareholders' equity increased by approximately HK$410.92 million to approximately HK$16,786.81 million as at 30th June 2006 which was attributable to both operating profits after deducting the dividend actually paid this period and the increase in number of shares.

2. Indebtedness

(1) Borrowings

As at 30th June 2006, the total borrowings of the Group amounted to approximately HK$2,301.36 million, which was mainly comprised of loans of approximately HK$700 million of subsidiaries and a HK$1,600 million five-year term syndication loan of the Company. The syndication loan is due for repayment in April 2007 and hence it has been stated in the balance sheet as short term borrowings. Unsecured credit facility accounted for 85.3% of the total borrowings.

(2) Pledge of Assets

As at 30th June 2006, the following assets were pledged by the Group in order to secure general credit facilities granted to the Group:

(a) plant and machinery with a net book value of approximately HK$227,497,000;
(b) land and buildings with a net book value of approximately HK$186,894,000; and
(c) motor vehicles with a net book value of approximately HK$104,000.

(3) Contingent Liabilities

As at 30th June 2006, the Group has given guarantees to banks in respect of banking facilities utilized by Xian Wing Fat and a third party of approximately HK$43.77 million in total.

3. Bank Deposits and Short-term Investments

As at 30th June 2006, bank balances and short-term investments held by the Group amounted to approximately HK$6,622.99 million and HK$1,724.66 million respectively. The proportions of bank balances of US dollars, Renminbi and HK dollars were 47.8%, 38.4% and 13.8% respectively. Short-term investments mainly consisted of investments such as funds, equity-linked notes, bonds and Hong Kong listed shares.

At present, the Group is in net cash position. Having sufficient working capital and a healthy interest cover, there are sufficient financial resources and fund raising capability available to the Group for the funding of capital investments and operations should the needs arise.

IV. Management Policies for Financial Risk

The Group's major financial instruments include equity and debt investments, borrowings, trade receivables, trade payables, loan receivables and bank balances and cash. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

1. **Market Risk**

   (1) Exchange rate risk

   The Group mainly operates in China and the Hong Kong Special Administrative Region and the exposure in exchange rate risks mainly arises from fluctuations in the US dollar, HK dollar and Renminbi exchange rates. Exchange rate fluctuations and market trends have always been the concern of the Group. As HK dollar and Renminbi are both under managed floating system, after reviewing the Group's exposure for the time being, the Group did not enter into any derivative contracts aimed at minimizing exchange rate risks during the period.

   (2) Interest rate risk

   The major financing loan of the Group is a HK$1,600 million syndication loan, which is due for repayment in April 2007. After reviewing the market trend, as well as its business operation needs and its financial position, the Group did not enter into any derivative contracts aimed at minimizing interest rate risks during the period.

   (3) Price risk

   The Group is exposed to equity price risk through available-for-sale investments and investments held-for-trading. The management manages this exposure by maintaining a portfolio of investments with different risk profiles.

2. **Credit risk**

   The Group's principal financial assets are bank balances and cash, equity and debt investments, and trade and other receivables.

   The Group's trade and other receivables presented in the balance sheet are net of allowances for doubtful receivables. An allowance for impairment is made according to the Group's accounting policy or where there is an identified loss event which, based on previous experience, is evidence of a reduction in the recoverability of the cash flows.

   With respect to the credit risk of the Group's treasury operations, the Group's bank balances and cash, securities and debt investments must be placed and entered into with financial institutions of good reputation. There are strict requirements and restrictions as to the outstanding amount and credit ratings on equity and debt investments to be held, so as to minimize the Group's credit risk exposure.

Deloitte.
德勤

TO THE BOARD OF DIRECTORS OF SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)

Introduction

We have been instructed by Shanghai Industrial Holdings Limited to review the interim financial report set out on pages 25 to 43.

Directors' responsibilities

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review work performed

We conducted our review in accordance with the Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of management and applying analytical procedures to the interim financial report and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

Independent Review Report

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30th June 2006.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
23rd August 2006

Condensed Consolidated Income Statement

For the six months ended 30th June 2006

	NOTES	Six months ended 30th June 2006 HK$'000 (unaudited)	2005 HK$'000 (unaudited)
Turnover	3	**3,401,805**	2,714,218
Cost of sales		**(2,093,234)**	(1,611,172)
Gross profit		**1,308,571**	1,103,046
Investment income		**493,525**	197,468
Other income		**131,795**	102,503
Distribution costs		**(489,362)**	(379,318)
Administrative expenses		**(376,115)**	(339,616)
Other expenses		**(18,167)**	(28,497)
Finance costs		**(56,799)**	(34,234)
Share of results of jointly controlled entities		**7,723**	20,889
Share of results of associates		**92,779**	58,407
Net (loss) gain on disposal of interests in jointly controlled entities and associates		**(4,994)**	14,187
Dilution loss on share reform of a subsidiary	4	**(214,955)**	–
Allowance for loss on share reform of an associate		**(32,139)**	–
Impairment loss recognised in respect of goodwill relating to a jointly controlled entity		**–**	(1,409)
Discount on acquisition of additional interest in a subsidiary		**–**	141
Profit before taxation		**841,862**	713,567
Income tax expenses	5	**(112,897)**	(87,505)
Profit for the period	6	**728,965**	626,062
Attributable to			
– Equity holders of the Company		**625,375**	520,732
– Minority interests		**103,590**	105,330
		728,965	626,062
Dividends	7	**212,987**	336,347
Earnings per share	8		
– Basic		**HK64.6 cents**	HK54.2 cents
– Diluted		**HK64.2 cents**	HK54.0 cents

Condensed Consolidated Balance Sheet

At 30th June 2006

	NOTES	30th June 2006 HK$'000 (unaudited)	31st December 2005 HK$'000 (audited)
Non-Current Assets			
Investment properties	9	56,232	51,830
Property, plant and equipment	9	2,386,694	2,404,338
Prepaid lease payments – non-current portion		225,619	225,238
Toll road operating right		1,747,207	1,776,798
Other intangible assets		93,681	95,077
Goodwill		416,357	397,987
Interests in jointly controlled entities		2,338,308	2,390,508
Interests in associates		3,823,046	3,868,057
Available-for-sale investments		199,926	321,054
Loan receivables – non-current portion		3,688	4,277
Deposits paid on acquisition of property, plant and equipment		380,208	26,326
Deposit paid on acquisition of a subsidiary		–	68,269
Derivative financial instruments		–	6,421
Deferred tax assets		31,022	25,876
		11,701,988	11,662,056
Current Assets			
Inventories		1,230,055	1,215,725
Trade and other receivables	10	1,644,233	1,539,861
Prepaid lease payments – current portion		7,339	8,129
Loan receivables – current portion		–	62,757
Investments held-for-trading	11	1,724,660	1,070,042
Pledged bank deposits		28,000	28,000
Bank balances and cash		6,594,992	6,040,400
		11,229,279	9,964,914
Assets classified as held for sale		27,634	345,185
		11,256,913	10,310,099

	NOTES	**30th June 2006 HK$'000 (unaudited)**	31st December 2005 HK$'000 (audited)
Current Liabilities			
Trade and other payables	12	1,652,991	1,297,662
Taxation payable		56,073	65,236
Short-term bank and other borrowings	13	2,156,892	1,320,175
		3,865,956	2,683,073
Net Current Assets		7,390,957	7,627,026
Total Assets Less Current Liabilities		19,092,945	19,289,082
Capital and Reserves			
Share capital		96,815	96,753
Reserves		16,689,998	16,279,139
Equity attributable to equity holders of the Company		16,786,813	16,375,892
Minority interests		2,035,008	1,832,137
Total Equity		18,821,821	18,208,029
Non-Current Liabilities			
Long-term bank and other borrowings	13	144,468	973,574
Deferred tax liabilities		126,656	107,479
		271,124	1,081,053
		19,092,945	19,289,082

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30th June 2006

	Attributable to equity holders of the Company												
	Share capital HK$'000	Share premium HK$'000	Share option reserve HK$'000	Capital redemption reserve HK$'000	Other revaluation reserve HK$'000 (note i)	Hedging reserve HK$'000	Translation reserve HK$'000	Investment revaluation reserve HK$'000	PRC statutory reserves HK$'000 (note ii)	Retained profits HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
At 1st January 2005	95,864	10,032,631	2,800	1,071	-	(3,328)	35,655	-	385,074	5,063,969	15,613,736	1,476,366	17,090,102
Gain on cash flow hedges	-	-	-	-	-	13,514	-	-	-	-	13,514	-	13,514
Share of PRC statutory reserves of a jointly controlled entity	-	-	-	-	-	-	-	-	427	-	427	-	427
Share of exchange difference arising from translation of financial statements of PRC operations of a jointly controlled entity	-	-	-	-	-	-	142	-	-	-	142	-	142
Share of exchange difference arising from translation of financial statements of PRC operations of an associate	-	-	-	-	-	-	(204)	-	-	-	(204)	-	(204)
Net income (expense) recognised directly in equity	-	-	-	-	-	13,514	(62)	-	427	-	13,879	-	13,879
Profit for the period	-	-	-	-	-	-	-	-	-	520,732	520,732	105,330	626,062
Realised on disposal of interest in a jointly controlled entity	-	-	-	-	-	-	(581)	-	-	-	(581)	-	(581)
Realised on disposal of interest in an associate	-	-	-	-	-	-	(26)	-	-	-	(26)	-	(26)
Total recognised income and expense for the period	-	-	-	-	-	13,514	(669)	-	427	520,732	534,004	105,330	639,334
Exercise of share options	847	-	-	-	-	-	-	-	-	-	847	-	847
Premium arising on issue of shares	-	98,395	-	-	-	-	-	-	-	-	98,395	-	98,395
Transaction costs attributable to issue of new shares	-	(111)	-	-	-	-	-	-	-	-	(111)	-	(111)
Recognition of equity-settled share-based payment expenses	-	-	721	-	-	-	-	-	-	-	721	-	721
Transfers	-	-	-	-	-	-	-	-	29,670	(29,670)	-	-	-
Capital contributions by minority shareholders of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	2,239	2,239
Dividends paid to minority shareholders of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(50,166)	(50,166)
Acquisition of additional interests in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(47,004)	(47,004)
Acquired on acquisition of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	34,467	34,467
Disposal of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	(591)	(591)
Dividends paid (Note 7)	-	-	-	-	-	-	-	-	-	(336,347)	(336,347)	-	(336,347)
At 30th June 2005	96,711	10,130,915	3,521	1,071	-	10,186	34,986	-	415,171	5,218,684	15,911,245	1,520,641	17,431,886

	Attributable to equity holders of the Company												
	Share capital HK$'000	Share premium HK$'000	Share option reserve HK$'000	Capital redemption reserve HK$'000	Other revaluation reserve HK$'000 (note i)	Hedging reserve HK$'000	Translation reserve HK$'000	Investment revaluation reserve HK$'000	PRC statutory reserves HK$'000 (note ii)	Retained profits HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
At 1st January 2006	96,753	10,135,781	7,827	1,071	8,144	6,421	173,517	-	453,100	5,493,278	16,375,892	1,832,137	18,208,029
Loss on cash flow hedges and net expense recognised directly in equity	-	-	-	-	-	(6,421)	-	-	-	-	(6,421)	-	(6,421)
Profit for the period	-	-	-	-	-	-	-	-	-	625,375	625,375	103,590	728,965
Realised on disposal of interest in an associate	-	-	-	-	-	-	(10,234)	-	-	-	(10,234)	-	(10,234)
Realised on deemed disposal of interest in a subsidiary	-	-	-	-	-	-	(3,778)	-	-	-	(3,778)	-	(3,778)
Total recognised income and expense for the period	-	-	-	-	-	(6,421)	(14,012)	-	-	625,375	604,942	103,590	708,532
Exercise of share options	62	-	-	-	-	-	-	-	-	-	62	-	62
Premium arising on issue of shares	-	7,338	-	-	-	-	-	-	-	-	7,338	-	7,338
Release of share options reserve on exercise of share options	-	103	(103)	-	-	-	-	-	-	-	-	-	-
Recognition of equity-settled share-based payment expenses	-	-	5,023	-	-	-	-	-	-	-	5,023	31	5,054
Gain on fair value changes of available-for-sale investments	-	-	-	-	-	-	-	6,543	-	-	6,543	-	6,543
Transfers	-	-	-	-	-	-	-	-	17,448	(17,448)	-	-	-
Dividends paid to minority shareholders of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(129,591)	(129,591)
Acquired on acquisition of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	19,584	19,584
Dilution loss on share reform of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	209,257	209,257
Dividends paid (Note 7)	-	-	-	-	-	-	-	-	-	(212,987)	(212,987)	-	(212,987)
At 30th June 2006	96,815	10,143,222	12,747	1,071	8,144	-	159,505	6,543	470,548	5,888,218	16,786,813	2,035,008	18,821,821

Notes:

(i) Other revaluation reserve represents fair value adjustment on acquisition of subsidiaries relating to interests previously held by the Group as associates.

(ii) The People's Republic of China ("PRC") statutory reserves are reserves required by the relevant PRC laws applicable to the Group's PRC subsidiaries, jointly controlled entities and associates.

Condensed Consolidated Cash Flow Statement

For the six months ended 30th June 2006

	Six months ended 30th June	
	2006	2005
	HK$'000	HK$'000
	(unaudited)	(unaudited)
Net cash from operating activities	**453,056**	647,585
Net cash from (used in) investing activities:		
Proceeds from disposal of available-for-sale investments	**450,492**	36,509
Purchase of property, plant and equipment	**(143,004)**	(137,005)
Capital contributions to jointly controlled entities	**–**	(476,965)
Other investing cash flows	**(24,559)**	(170,815)
	282,929	(748,276)
Net cash used in financing activities:		
Dividends paid	**(212,987)**	(336,347)
Repayment of bank and other borrowings	**(160,345)**	(78,583)
Borrowings raised	**167,956**	121,935
Other financing cash flows	**(136,800)**	(54,250)
	(342,176)	(347,245)
Net increase (decrease) in cash and cash equivalents	**393,809**	(447,936)
Cash and cash equivalents at 1st January	**5,764,596**	5,185,693
Cash and cash equivalents at 30th June	**6,158,405**	4,737,757
Being:		
Bank balances and cash	**6,594,992**	5,151,368
Less: Bank deposits with more than three months of maturity when raised	**(436,587)**	(413,611)
	6,158,405	4,737,757

1. BASIS OF PREPARATION

The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

2. PRINCIPAL ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared on the historical cost basis, except for certain properties and financial instruments, which are measured at fair values or revalued amounts, as appropriate.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31st December 2005 except as described below.

In the current period, the Group has applied, for the first time, a number of new standards, amendments and interpretations issued by the HKICPA (hereinafter collectively referred to as the "new HKFRSs") that are either effective for accounting periods beginning on or after 1st December 2005 or 1st January 2006. The application of the new HKFRSs has had no material effect on how the results for the current or prior accounting periods are prepared and presented. Accordingly, no prior period adjustment has been required.

The Group has not yet early applied the following new standard, amendment and interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these new standard, amendment and interpretations will have no material impact on the results and financial positions of the Group.

HKAS 1 (Amendment)	Capital discloses[1]
HKFRS 7	Financial instruments: Disclosures[1]
HK(IFRIC)-INT 7	Applying the restatement approach under HKAS 29 Financial Reporting in Hyperinflationary Economies[2]
HK(IFRIC)-INT 8	Scope of HKFRS 2[3]
HK(IFRIC)-INT 9	Reassessment of embedded derivatives[4]

1 Effective for annual periods beginning on or after 1st January 2007.
2 Effective for annual periods beginning on or after 1st March 2006.
3 Effective for annual periods beginning on or after 1st May 2006.
4 Effective for annual periods beginning on or after 1st June 2006.

3. SEGMENT INFORMATION BY BUSINESS

For management purposes, the Group is currently organised into four operating businesses – infrastructure facilities, medicine, consumer products and information technology. These businesses are the basis on which the Group reports its primary segment information.

Principal businesses are as follows:

Infrastructure facilities	–	investment in toll road projects and water-related business
Medicine	–	manufacture and sale of medicine and health food; medical equipment
Consumer products	–	manufacture and sale of cigarettes, packaging materials, printed products, dairy products, commercial vehicles, automobile components and spare parts
Information technology	–	development of communication infrastructure and information technology business

For the six months ended 30th June 2006

	Infrastructure facilities HK$'000	Medicine HK$'000	Consumer products HK$'000	Information technology HK$'000	Consolidated HK$'000
TURNOVER					
External sales	122,064	1,885,791	1,393,950	–	3,401,805
Segment results	210,044	159,495	281,896	26,758	678,193
Net unallocated corporate income					103,980
Finance costs					(56,799)
Share of results of jointly controlled entities	(3,865)	28,561	(33,536)	16,563	7,723
Share of results of associates	–	6,222	91,585	(5,028)	92,779
Net loss on disposal of interests in jointly controlled entities and associates					(4,994)
Gain on disposal of available-for-sale investments					268,074
Dilution loss on share reform of a subsidiary					(214,955)
Allowance for loss on share reform of an associate					(32,139)
Profit before taxation					841,862
Income tax expenses					(112,897)
Profit for the period					728,965

For the six months ended 30th June 2005

	Infrastructure facilities HK$'000	Medicine HK$'000	Consumer products HK$'000	Information technology HK$'000	Consolidated HK$'000
TURNOVER					
External sales	82,877	1,713,341	918,000	–	2,714,218
Segment results	84,314	205,875	302,987	77,960	671,136
Net unallocated corporate expenses					(15,550)
Finance costs					(34,234)
Share of results of jointly controlled entities	10,849	25,457	(22,541)	7,124	20,889
Share of results of associates	–	13,895	99,181	(54,669)	58,407
Net gain on disposal of interests in jointly controlled entities and associates					14,187
Impairment loss recognised in respect of goodwill relating to a jointly controlled entity					(1,409)
Discount on acquisition of additional interest in a subsidiary					141
Profit before taxation					713,567
Income tax expenses					(87,505)
Profit for the period					626,062

4. DILUTION LOSS ON SHARE REFORM OF A SUBSIDIARY

During the period, the Group completed the share reform plan for conversion of all non-floating shares of Shanghai Industrial United Holdings Co., Ltd. ("SI United"), a subsidiary of the Company, into floating shares of SI United. Under the share reform plan, a wholly-owned subsidiary of the Company would offer all holders of floating shares of SI United three non-floating shares for every ten floating shares held by each such holder, in exchange for the consent by the holders of floating shares of SI United to the conversion of all non-floating shares into floating shares of SI United. Followed by the share reform plan for the conversion of all non-floating shares of SI United into floating shares of SI United, the Group's equity interest in SI United was diluted from 56.63% to 43.62%. A loss on share reform of HK$214,955,000 was recognised during the period.

The directors of the Company are of the opinion that the Group still retains control over SI United subsequent to the share reform plan as the remaining 56.38% shareholding of SI United is dispersed and it is highly unlikely for the other shareholders to organise their interests to exercise control over the board of SI United. Hence, the directors of the Company consider control over SI United still exists through the power to appoint or remove the majority of the members of the board of directors of SI United. Accordingly, SI United continues to be accounted for as a subsidiary of the Group and the results of SI United were consolidated in the condensed consolidated financial statements.

5. INCOME TAX EXPENSES

	Six months ended 30th June	
	2006	2005
	HK$'000	HK$'000
The charge (credit) comprises:		
Current period taxation of the Company and its subsidiaries:		
Hong Kong Profits Tax	33,648	36,150
PRC income tax	72,693	48,713
	106,341	84,863
(Over)underprovision of PRC income tax in prior years	(59)	3,543
	106,282	88,406
Deferred taxation	6,615	(901)
	112,897	87,505

Hong Kong Profits Tax is calculated at 17.5% (2005: 17.5%) of the estimated assessable profit for the period.

Pursuant to the relevant laws and regulations in the PRC, the Group's PRC subsidiaries are entitled to certain exemption and reliefs from PRC income tax for a number of years. Certain PRC subsidiaries are also entitled to reduced tax rates because they are classified as "high technology entities" under the relevant rules. The current period's PRC income tax charges are arrived at after taking into account of these various tax incentives, ranging from 7.5% to 33%.

6. PROFIT FOR THE PERIOD

Profit for the period has been arrived at after charging (crediting):

	Six months ended 30th June	
	2006	2005
	HK$'000	HK$'000
Amortisation of toll road operating right	29,591	15,505
Amortisation of other intangible assets	6,193	–
Depreciation and amortisation of property, plant and equipment	148,158	91,259
Release of prepaid lease payments	3,581	2,104
Dividend income from investments	(40,649)	(34,599)
Loss (gain) on disposal of property, plant and equipment	950	(2,065)
Gain on disposal of available-for-sale investments	(268,074)	–
Interest income	(116,827)	(60,543)
Gain on fair value changes of investments held-for-trading, excluding dividend	(61,920)	(85,807)
Impairment loss on available-for-sale investments	–	9,879
Share of PRC income tax of jointly controlled entities (included in share of results of jointly controlled entities)	8,568	3,023
Share of PRC income tax of associates (included in share of results of associates)	4,426	26,175

7. DIVIDENDS

	Six months ended 30th June	
	2006	2005
	HK$'000	HK$'000
2005 final dividend paid of HK22 cents (2004 final dividend: HK35 cents) per share	212,987	336,347

The directors have determined that an interim dividend of HK22 cents per share (2005 interim dividend: HK20 cents per share) will be paid to shareholders of the Company whose names appear on the Register of Members on 22nd September 2006.

8. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the ordinary equity holders of the Company for the six months ended 30th June 2006 is based on the following data:

	Six months ended 30th June	
	2006	2005
	HK$'000	HK$'000
Profits for the purposes of basic earnings per share (profit for the period attributable to equity holders of the Company)	**625,375**	520,732
Effect of dilutive potential ordinary shares – adjustment to the share of results of a jointly controlled entity based on potential dilution of its earnings per share	**(2,334)**	–
Earnings for the purposes of diluted earnings per share	**623,041**	520,732

	Six months ended 30th June	
	2006	2005
	Number of shares	Number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	**967,919,845**	960,626,149
Effect of dilutive potential ordinary shares in respect of share options	**2,004,581**	4,109,346
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**969,924,426**	964,735,495

9. MOVEMENTS IN INVESTMENT PROPERTIES AND PROPERTY, PLANT AND EQUIPMENT

During the period, the Group incurred costs for construction in progress of approximately HK$58 million and acquired buildings at a cost of approximately HK$15 million, plant and machinery at a cost of approximately HK$54 million, motor vehicles at a cost of approximately HK$9 million and furniture, fixtures and equipment at a cost of approximately HK$8 million for the purpose of expanding the Group's business.

The directors have considered the carrying amounts of the Group's investment properties carried at fair values at 30th June 2006 and have estimated that the carrying amounts did not differ significantly from the fair values at 31st December 2005. Consequently, no changes in the fair value of investment properties has been recognised in the current period.

10. TRADE AND OTHER RECEIVABLES

The Group allows credit period ranging from 30 days to 90 days to its trade customers.

At 30th June 2006, included in trade and other receivables are trade receivables of HK$1,015,765,000 (31st December 2005: HK$943,147,000) and their aged analysis is as follows:

	30th June 2006 HK$'000	31st December 2005 HK$'000
Trade receivables:		
Within 30 days	459,599	496,563
Within 31 – 60 days	202,795	174,943
Within 61 – 90 days	118,587	78,413
Within 91 – 180 days	175,375	106,355
Within 181 – 360 days	43,211	57,750
Over 360 days	16,198	29,123
	1,015,765	943,147

The fair value of the Group's trade and other receivables at 30th June 2006 approximated to the corresponding carrying amount.

11. MOVEMENTS IN INVESTMENTS HELD-FOR-TRADING

During the period, the Group acquired investments of approximately HK$2,146 million and disposed investments with carrying amount of approximately HK$1,530 million.

12. TRADE AND OTHER PAYABLES

At 30th June 2006, included in trade and other payables are trade payables of HK$621,331,000 (31st December 2005: HK$578,475,000) and their aged analysis is as follows:

	30th June 2006 HK$'000	31st December 2005 HK$'000
Trade payables:		
Within 30 days	**324,074**	356,876
Within 31 – 60 days	**137,621**	91,492
Within 61 – 90 days	**72,707**	42,345
Within 91 – 180 days	**42,258**	37,727
Within 181 – 360 days	**33,524**	25,738
Over 360 days	**11,147**	24,297
	621,331	578,475

The fair value of the Group's trade and other payables at 30th June 2006 approximated to the corresponding carrying amount.

13. BANK AND OTHER BORROWINGS

During the period, the Group obtained new borrowings in the amount of approximately HK$168 million. The borrowings bear interest at market rates and are in average repayable within 2 to 3 years. The Group also repaid approximately HK$160 million during the period. The net proceeds were used to finance the acquisition of property, plant and equipment and for working capital of the Group.

14. CAPITAL COMMITMENTS

	30th June 2006 HK$'000	31st December 2005 HK$'000
Capital expenditure contracted for but not provided in the condensed consolidated financial statements in respect of		
– toll road construction costs	1,344,843	29,182
– investments in PRC jointly controlled entities	181,119	40,718
– acquisition of property, plant and equipment	152,085	85,055
– additions in construction in progress	54,926	73,938
	1,732,973	228,893
Capital expenditure authorised but not contracted for in respect of		
– toll road construction costs	–	1,747,066
– acquisition of property, plant and equipment	63,404	85,519
	63,404	1,832,585

15. CONTINGENT LIABILITIES

At 30th June 2006, the guarantees given to banks by the Group in respect of banking facilities utilised by associates and an outsider amounted to approximately HK$44 million (31st December 2005: HK$20 million).

16. ACQUISITION OF A SUBSIDIARY

On 1st January 2006, the Group acquired 69.63% equity interest in Changzhou Techpool Pharmaceutical Co., Ltd. ("Changzhou Techpool"), a company engaged in developing, manufacturing and sale of raw and finished bio-chemical pharmaceutical, for a consideration of RMB71,000,000 (equivalent to approximately HK$68,270,000). The acquisition has been accounted for using the purchase method of accounting. The amount of goodwill arising as a result of this acquisition was HK$22,569,000.

The net assets acquired in the transaction, and the goodwill arising, are as follows:

	Acquiree's carrying amount before combination HK$'000	**Fair value adjustments** HK$'000	**Fair values** HK$'000
Net assets acquired:			
Property, plant and equipment	17,335	4,683	22,018
Prepaid lease payments	1,385	–	1,385
Other intangible assets	598	4,042	4,640
Interests in associates	6,655	–	6,655
Inventories	55,325	11,065	66,390
Trade and other receivables	11,764	–	11,764
Bank balances and cash	11,038	–	11,038
Trade and other payables	(27,096)	–	(27,096)
Taxation payable	(12)	–	(12)
Deferred tax liabilities	(928)	(6,531)	(7,459)
Short-term bank and other borrowings	(24,038)	–	(24,038)
	52,026	13,259	65,285
Minority interests	(15,553)	(4,031)	(19,584)
	36,473	9,228	45,701
Goodwill arising on acquisition			22,569
			68,270
Satisfied by:			
Cash consideration paid			68,270
Net cash outflow arising on acquisition:			
Cash consideration paid			(68,270)
Cash and cash equivalents acquired			11,038
			(57,232)

Changzhou Techpool contributed approximately HK$34 million and HK$6 million to the Group's turnover and profit for the period, respectively.

The goodwill arising on the acquisition of Changzhou Techpool is attributable to the anticipated profitability of the distribution of the Group's products in the new markets and the anticipated future operating synergies from the combination.

17. RELATED PARTY TRANSACTIONS

(i) During the period, the Group had the following significant transactions with related parties:

		Six months ended 30th June	
Related party	**Nature of transactions**	**2006**	2005
		HK$'000	HK$'000
Ultimate holding company	Rentals paid on premises	**3,180**	2,820
Fellow subsidiaries	Rentals paid on premises	**8,445**	8,091
Associate	Printing service income received	**1,657**	5,359

(ii) Compensation of key management personnel

The remuneration of directors and other members of key management during the period was as follows:

	Six months ended 30th June	
	2006	2005
	HK$'000	HK$'000
Short-term benefits	**14,025**	11,538
Share-based payments	**1,589**	–

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

(iii) Material transactions and balances with other state-controlled enterprises

The Group operates in an economic environment currently predominated by entities directly or indirectly owned or controlled by the PRC government ("state-controlled entities"). In addition, the Group itself is part of a larger group of companies under Shanghai Industrial Investment (Holdings) Company Limited ("SIIC"), the ultimate holding company which is controlled by the PRC government. Apart from the transactions with SIIC and other related parties disclosed in (i) above, the Group also conducts business with other state-controlled entities. The directors consider those state-controlled entities are independent third parties so far as the Group's business transactions with them are concerned.

Material transactions/balances with other state-controlled entities are as follows:

	Six months ended 30th June	
	2006	2005
	HK$'000	HK$'000
Transactions		
Trade sales	419,404	433,873
Trade purchases	163,802	134,869

	30th June	31st December
	2006	2005
	HK$'000	HK$'000
Balances		
Amounts due from other state-controlled entities	268,164	283,988
Amounts due to other state-controlled entities	20,363	4,591

In view of the nature of the Group's toll road operating business, the directors are of the opinion that, except as disclosed above, it is impracticable to ascertain the identity of the counterparties and accordingly whether the transactions were with other state-controlled-entities.

In addition, the Group has entered into various transactions, including deposits placements, borrowings and other general banking facilities, with certain banks and financial institutions which are state-controlled entities in its ordinary course of business. In view of the nature of those banking transactions, the directors are of the opinion that separate disclosure would not be meaningful.

Except as disclosed above, the directors are of the opinion that transactions with other state-controlled entities are not significant to the Group's operations.

Directors' Interests

As at 30th June 2006, the interests and short positions of the Directors and Chief Executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO), as recorded in the register required to be kept under Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code, are set out as follows:

(i) Interests in shares and underlying shares of the Company

(a) Ordinary Shares

Name of Director	Capacity	Nature of interests	Number of issued shares held	Percentage of issued share capital
Cai Lai Xing	Beneficial Owner	Personal	4,000,000	0.41%
Qu Ding	Beneficial Owner	Personal	1,250,000	0.13%
Lu Ming Fang	Beneficial Owner	Personal	4,200,000	0.43%
Ding Zhong De	Beneficial Owner	Personal	200,000	0.02%
Qian Shi Zheng	Beneficial Owner	Personal	200,000	0.02%
Yao Fang	Beneficial Owner	Personal	200,000	0.02%

All interests stated above represented long positions.

(b) Share Options

Name of Director	Capacity	Date of grant	Exercise price per share HK$	Number of share options held	Percentage of issued share capital
Cai Lai Xing	Beneficial Owner	2.9.2005	14.89	800,000	0.08%
Cai Yu Tian	Beneficial Owner	2.5.2006	17.10	1,300,000	0.13%
Qu Ding	Beneficial Owner	2.9.2005	14.89	560,000	0.06%
Lu Ming Fang	Beneficial Owner	2.9.2005	14.89	480,000	0.05%
Ding Zhong De	Beneficial Owner	2.5.2006	17.10	1,000,000	0.10%
Qian Shi Zheng	Beneficial Owner	2.9.2005	14.89	300,000	0.03%
Tang Jun	Beneficial Owner	2.9.2005	14.89	300,000	0.03%

(II) Interests in shares of the associated corporation of the Company

SI United

Name of Director	Capacity	Nature of interests	Number of issued shares held	Percentage of issued share capital
Lu Ming Fang	Beneficial Owner	Personal	19,500	0.01%
Ding Zhong De	Beneficial Owner	Personal	19,500	0.01%

All interests stated above represented long positions.

Save as disclosed above, none of the Directors nor Chief Executive of the Company had any other interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as at 30th June 2006.

Share Options

During the period under review, the movements in the share options to subscribe for the Company's shares were as follows:

	Date of grant	Exercise price per share HK$	Outstanding at 1.1.2006	Granted during the period	Lapsed during the period	Exercised during the period	Outstanding at 30.6.2006
			Number of shares subject to share options				
Category 1: Directors							
Cai Lai Xing	2.9.2005	14.89	800,000	-	-	-	800,000
Cai Yu Tian	2.5.2006	17.10	-	1,300,000	-	-	1,300,000
Qu Ding	2.9.2005	14.89	560,000	-	-	-	560,000
Lu Ming Fang	2.9.2005	14.89	480,000	-	-	-	480,000
Ding Zhong De	2.5.2006	17.10	-	1,000,000	-	-	1,000,000
Qian Shi Zheng	2.9.2005	14.89	300,000	-	-	-	300,000
Tang Jun	2.9.2005	14.89	300,000	-	-	-	300,000
Total for Directors			2,440,000	2,300,000	-	-	4,740,000
Category 2: Employees							
	10.9.2002	11.71	7,385,000	-	-	(543,000)	6,842,000
	2.9.2005	14.89	4,560,000	-	(212,000)	(71,000)	4,277,000
	2.5.2006	17.10	-	1,500,000	-	-	1,500,000
Total for employees			11,945,000	1,500,000	(212,000)	(614,000)	12,619,000
Category 3: Others							
	2.9.2005	14.89	3,000,000	-	-	-	3,000,000
	2.5.2006	17.10	-	1,200,000	-	-	1,200,000
Total for others			3,000,000	1,200,000	-	-	4,200,000
Total for all categories			**17,385,000**	**5,000,000**	**(212,000)**	**(614,000)**	**21,559,000**

Share options granted in September 2002 under the Company's share option scheme are exercisable in three batches within a period of three and a half years commencing six months after the respective dates of acceptance of the share options.

Share options granted in September 2005 under the Company's share option scheme are exercisable during the period from 2nd March 2006 to 1st March 2009 in three batches.

Share options granted in May 2006 ("Third Lot Share Options") under the Company's share option schemes are exercisable during the period from 2nd November 2006 to 1st November 2009 in three batches.

During the period, the weighted average closing price of the Company's shares on the trading day immediately before the respective dates on which the share options were exercised was HK$16.72.

The closing price of the Company's shares on the trading day immediately before 2nd May 2006, being the date of grant of the Third Lot Share Options, was HK$16.70.

Interests of Substantial Shareholders and Other Persons

As at 30th June 2006, the interests and short positions of the substantial shareholders of the Company and other persons in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO are set out as follows:

Name of Shareholder	Capacity	Nature of interests	Number of issued ordinary shares beneficially held	Percentage of issued share capital
(a) Long Positions				
SIIC	Interests held by controlled corporations	Corporate	548,076,000 (note (i))	56.61%
Templeton Asset Management Limited	Investment Manager	Corporate	58,123,253	6.00%
(b) Short Positions				
SIIC	Interests held by controlled corporations	Corporate	87,653,993 (note (ii))	9.05%

Notes:

(i) SIH, SIIC Capital and SIIC CM Development held 468,066,000, 80,000,000 and 10,000 ordinary shares of the Company respectively. SIIC owns 100% of SIIC CM Development and STC respectively whereas STC owns 100% of SIH, which in turn owns 100% of SIIC Capital.

(ii) SIIC was taken to have short positions in respect of 87,653,993 underlying shares of the Company under certain listed equity derivatives pursuant to the Zero Coupon Guaranteed Exchangeable Bonds issued by STC due March 2009 unconditionally and irrevocably guaranteed by SIIC and exchangeable into ordinary shares of the Company.

Save as disclosed above, no other persons had any interests or short positions in the shares or underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO as at 30th June 2006.

Other Information

Employees

There have been no material changes to the information disclosed in the Company's 2005 annual report in respect of the number and remuneration level of employees, remuneration policies and staff training programmes.

Review of Report

The Audit Committee has reviewed the Company's interim report for the six months ended 30th June 2006.

Corporate Governance

The Company has complied with all the code provisions of the Code on Corporate Governance Practices in Appendix 14 to the Listing Rules throughout the six months ended 30th June 2006.

Model Code for Securities Transactions by Directors

The Company has adopted a code of conduct regarding Directors' and relevant employees' securities transactions of listed companies on terms no less exacting than the required standard set out in the Model Code, and all Directors have confirmed that they have complied with the Model Code and the Company's own code during the period under review.

Purchase, Sale or Redemption of Listed Securities

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the period under review.

Glossary of Terms

Term used	Brief description
Bright Dairy	Bright Dairy and Food Co. Ltd. (SSE stock code: 600597)
Changzhou Pharmaceutical	Changzhou Pharmaceutical Co. Ltd.
Chengdu Wing Fat Printing	Chengdu Wing Fat Printing Co. Ltd.
China Netcom (HK)	China Netcom Group Corporation (Hong Kong) Ltd. (Stock Exchange stock code: 906)
Dongfang Cable	Dongfang Cable Network Co. Ltd.
Exceptional Items	Exceptional losses of about HK$247 million brought by the share reform plans of SI United and Bright Dairy and an after-tax exceptional gain of about HK$244 million derived from the disposal of a 10% interests in Pudong Container
Guangdong Techpool	Guangdong Techpool Biochem Pharma Co. Ltd.
General Water of China	General Water of China Co. Ltd.
Hebei Yongxin Paper	Hebei Yongxin Paper Co. Ltd.
Hangzhou Qingchunbao	Chia Tai Qingchunbao Pharmaceutical Co. Ltd.
Hu-Ning Expressway	Shanghai Hu-Ning Expressway (Shanghai Section) Co. Ltd.
Huizhong Automotive	Shanghai Huizhong Automotive Manufacturing Co. Ltd.
Huqingyutang Pharmaceutical	Hangzhou Huqingyutang Pharmaceutical Co. Ltd.
Lianhua Supermarket	Lianhua Supermarket Holdings Co. Ltd. (Stock Exchange stock code: 980)
Liaoning Herbapex	Liaoning Herbapex Pharmaceutical (Group) Co. Ltd.
Listing Rules	Rules Governing the Listing of Securities on the Stock Exchange
MicroPort Medical	MicroPort Medical (Shanghai) Co. Ltd.
Model Code	Model Code for Securities Transactions by Directors of Listed Issuers
Nanyang Tobacco	Nanyang Brothers Tobacco Co. Ltd.
Net Business Profit	Net profit excluding net corporate income
Pipelines Co.	Shanghai Information Pipelines Co. Ltd.

Glossary of Terms

Term used	Brief description
Public Road Construction Co.	上海公路建設總公司 (Shanghai Public Road Construction Co.)
Pudong Container	Shanghai Pudong International Container Terminals Ltd.
SFO	Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)
Shanghai Medical Instruments	Shanghai Medical Instruments Co. Ltd.
SI United	Shanghai Industrial United Holdings Co. Ltd. (SSE stock code: 600607)
SIH	Shanghai Investment Holdings Ltd.
Shanghai Information Investment	Shanghai Information Investment Inc.
SIIC	Shanghai Industrial Investment (Holdings) Co. Ltd.
SIIC Capital	SIIC Capital (B.V.I.) Ltd.
SIIC CM Development	SIIC CM Development Ltd.
SMIC	Semiconductor Manufacturing International Corporation (Stock Exchange stock code: 981)
SSE	Shanghai Stock Exchange
STC	Shanghai Industrial Investment Treasury Co. Ltd.
Stock Exchange	The Stock Exchange of Hong Kong Ltd.
Sunve Pharmaceutical	Shanghai Sunve Pharmaceutical Co. Ltd.
Sunway Biotech	Shanghai Sunway Biotech Co. Ltd.
Transportation Electric	Shanghai SIIC Transportation Electric Co. Ltd.
Wing Fat Printing	The Wing Fat Printing Co. Ltd.
Xiamen TCM	Xiamen Traditional Chinese Medicine Co. Ltd.
Xian Wing Fat	Xian Wing Fat Packing Co. Ltd.
Yitong Co.	Shanghai Yitong International Co. Ltd.
Yongjin Expressway	Zhejing Jinhua Yongjin Expressway Co. Ltd.

所用詞彙	簡要説明
公路建設公司	上海公路建設總公司
浦東集裝箱	上海浦東國際集裝箱碼頭有限公司
《證券及期貨條例》	香港法例第571章證券及期貨條例
上海醫療器械	上海醫療器械股份有限公司
上實聯合	上海實業聯合集團股份有限公司(上交所證券代碼：600607)
上海投資	上海投資控股有限公司
上海信投	上海市信息投資股份有限公司
上實集團	上海實業(集團)有限公司
SIIC Capital	SIIC Capital (B.V.I.) Ltd.
上實崇明開發	上海實業崇明開發建設有限公司
中芯國際	中芯國際集成電路製造有限公司(聯交所股份代號：981)
上交所	上海證券交易所
STC	Shanghai Industrial Investment Treasury Co. Ltd.
聯交所	香港聯合交易所有限公司
三維製藥	上海三維製藥有限公司
三維生物	上海三維生物技術有限公司
交通電器	上海實業交通電器有限公司
永發印務	永發印務有限公司
廈門中藥廠	廈門中藥廠有限公司
西安永發	西安永發醫藥包裝有限公司
億通公司	上海億通國際有限公司
甬金高速	浙江金華甬金高速公路有限公司

詞彙

所用詞彙	簡要説明
光明乳業	光明乳業股份有限公司(上交所證券代碼：600597)
常州藥業	常州藥業股份有限公司
成都永發印務	成都永發印務有限公司
中國網通(香港)	中國網通集團(香港)有限公司(聯交所股份代號：906)
東方有線	東方有線網絡有限公司
特殊項目	上實聯合及光明乳業股權分置改革所產生合共2.47億港元的特殊虧損及由出售浦東集裝箱10%股權所獲得的2.44億港元税後特殊收益
廣東天普	廣東天普生化醫藥股份有限公司
中環水務	中環保水務投資有限公司
河北永新紙業	河北永新紙業有限公司
杭州青春寶	正大青春寶藥業有限公司
滬寧高速	上海滬寧高速公路(上海段)發展有限公司
滙眾汽車	上海滙眾汽車製造有限公司
胡慶餘堂藥業	杭州胡慶餘堂藥業有限公司
聯華超市	聯華超市股份有限公司(聯交所股份代號：980)
遼寧好護士	遼寧好護士藥業(集團)有限責任公司
《上市規則》	聯交所證券上市規則
微創醫療	微創醫療器械(上海)有限公司
《標準守則》	上市公司董事進行證券交易的標準守則
南洋煙草	南洋兄弟煙草股份有限公司
業務淨利潤	不包括總部收入淨值之淨利潤
管線公司	上海市信息管線有限公司

僱員

本公司之僱員人數及酬金水平、酬金政策及僱員培訓的資料與本公司二零零五年年報披露者大致相同。

審閱報告

審核委員會已審閱本公司截至二零零六年六月三十日止六個月之中期報告。

企業管治

截至二零零六年六月三十日止六個月期間內，本公司已遵守載於《上市規則》附錄十四《企業管治常規守則》所有守則條文。

董事進行證券交易的標準守則

本公司已就上市公司董事及有關僱員進行證券交易之規定要求訂立不低於《標準守則》之守則，本公司董事確認彼等於本期間內已遵守《標準守則》及本公司所訂立之守則所規定的標準。

購買、出售或贖回上市證券

於本期間內，本公司或其任何附屬公司並無購買、出售或贖回本公司之上市證券。

於本期間內，本公司股份在緊接購股期權各自行使日期之前一個交易日的加權平均收市價為16.72港元。

本公司之股份在緊接第三批購股期權授出日期，即二零零六年五月二日之前一個交易日的收市價為16.70港元。

主要股東及其他人士的權益

於二零零六年六月三十日，根據《證券及期貨條例》第336條須予備存的登記冊所記錄，本公司主要股東及其他人士於本公司股份及相關股份中擁有的權益或淡倉如下：

股東名稱	身份	權益性質	實益持有已發行普通股股份數目	佔已發行股本百分率
(a) 好倉				
上實集團	由其擁有控制權益的公司持有	公司	548,076,000 (附註(i))	56.61%
鄧普頓資產管理有限公司	投資經理	公司	58,123,253	6.00%
(b) 淡倉				
上實集團	由其擁有控制權益的公司持有	公司	87,653,993 (附註(ii))	9.05%

附註：

(i) 上海投資、SIIC Capital及上實崇明開發分別持有468,066,000股、80,000,000股及10,000股本公司普通股股份。上實集團分別擁有上實崇明開發及STC的100%權益，而STC擁有上海投資的100%權益。上海投資擁有SIIC Capital的100%權益。

(ii) 上實集團被視為持有87,653,993股本公司相關股份的淡倉，此乃根據STC所發行，由上實集團提供無條件及不可撤回擔保，可轉換為本公司普通股股份的二零零九年三月到期零息擔保可換股債券之若干上市股份衍生工具。

除上述者外，於二零零六年六月三十日，概無其他人士於本公司股份或相關股份中擁有須登記於根據《證券及期貨條例》第336條須予備存的登記冊內的任何權益或淡倉。

購股期權

於本期間，可認購本公司股份的購股期權的變動詳情如下：

	授出日期	每股行使價 港元	購股期權可發行之股份數目 於二零零六年一月一日尚未行使	於本期間授出	於本期間失效	於本期間行使	於二零零六年六月三十日尚未行使
第一類：董事							
蔡來興	二零零五年九月二日	14.89	800,000	–	–	–	800,000
蔡育天	二零零六年五月二日	17.10	–	1,300,000	–	–	1,300,000
瞿 定	二零零五年九月二日	14.89	560,000	–	–	–	560,000
呂明方	二零零五年九月二日	14.89	480,000	–	–	–	480,000
丁忠德	二零零六年五月二日	17.10	–	1,000,000	–	–	1,000,000
錢世政	二零零五年九月二日	14.89	300,000	–	–	–	300,000
唐 鈞	二零零五年九月二日	14.89	300,000	–	–	–	300,000
董事合共			2,440,000	2,300,000	–	–	4,740,000
第二類：僱員							
	二零零二年九月十日	11.71	7,385,000	–	–	(543,000)	6,842,000
	二零零五年九月二日	14.89	4,560,000	–	(212,000)	(71,000)	4,277,000
	二零零六年五月二日	17.10	–	1,500,000	–	–	1,500,000
僱員合共			11,945,000	1,500,000	(212,000)	(614,000)	12,619,000
第三類：其他							
	二零零五年九月二日	14.89	3,000,000	–	–	–	3,000,000
	二零零六年五月二日	17.10	–	1,200,000	–	–	1,200,000
其他合共			3,000,000	1,200,000	–	–	4,200,000
全部類別			**17,385,000**	**5,000,000**	**(212,000)**	**(614,000)**	**21,559,000**

根據本公司購股期權計劃於二零零二年九月授出之購股期權可由接受當日六個月後分三期予以行使，期限為三年零六個月。

根據本公司購股期權計劃於二零零五年九月授出之購股期權可於二零零六年三月二日至二零零九年三月一日期間內，分三期予以行使。

根據本公司購股期權計劃於二零零六年五月授出之購股期權(「第三批購股期權」)可於二零零六年十一月二日至二零零九年十一月一日期間內，分三期予以行使。

(b) 購股期權

董事姓名	身份	授出日期	每股行使價 港元	持有購股期權數目	佔已發行股本百分率
蔡來興	實益擁有人	二零零五年九月二日	14.89	800,000	0.08%
蔡育天	實益擁有人	二零零六年五月二日	17.10	1,300,000	0.13%
瞿　定	實益擁有人	二零零五年九月二日	14.89	560,000	0.06%
呂明方	實益擁有人	二零零五年九月二日	14.89	480,000	0.05%
丁忠德	實益擁有人	二零零六年五月二日	17.10	1,000,000	0.10%
錢世政	實益擁有人	二零零五年九月二日	14.89	300,000	0.03%
唐　鈞	實益擁有人	二零零五年九月二日	14.89	300,000	0.03%

(II) 於本公司相聯法團股份之權益

上實聯合

董事姓名	身份	權益性質	持有已發行股份數目	佔已發行股本百分率
呂明方	實益擁有人	個人	19,500	0.01%
丁忠德	實益擁有人	個人	19,500	0.01%

上述權益皆為好倉。

除上述者外，於二零零六年六月三十日，概無本公司董事或最高行政人員於本公司或其相聯法團(定義見《證券及期貨條例》第XV部)的股份、相關股份及債權證中擁有任何其他權益或淡倉。

董事權益

於二零零六年六月三十日，根據《證券及期貨條例》第352條須予備存的登記冊所記錄或依據《標準守則》須知會本公司及聯交所，本公司各董事及最高行政人員於本公司及其相聯法團(定義見《證券及期貨條例》第XV部)的股份、相關股份及債權證中擁有的權益及淡倉如下：

(I) 於本公司的股份、相關股份權益

(a) 普通股

董事姓名	身份	權益性質	持有已發行股份數目	佔已發行股本百分率
蔡來興	實益擁有人	個人	4,000,000	0.41%
瞿　定	實益擁有人	個人	1,250,000	0.13%
呂明方	實益擁有人	個人	4,200,000	0.43%
丁忠德	實益擁有人	個人	200,000	0.02%
錢世政	實益擁有人	個人	200,000	0.02%
姚　方	實益擁有人	個人	200,000	0.02%

上述權益皆為好倉。

(iii) 與中國其他受國家控制企業的交易／賬戶餘額

本集團於受國家控制實體(即由中國政府直接或間接擁有或控制的實體)為主導的經濟環境下經營。此外，本集團為上海實業(集團)有限公司旗下集團的成員，而上海實業(集團)有限公司本身由中國政府控制。除與上海實業(集團)有限公司及上述(i)所披露的同系附屬公司進行交易外，本集團亦與其他受國家控制的實體進行交易。本集團於處理該等受國家控制的實體之間的業務交易時，董事把受國家控制的實體視同獨立的第三方。

與其他受國家控制的實體的重大交易／賬戶餘額：

	截至六月三十日止六個月	
	二零零六年	二零零五年
	千港元	千港元
交易		
銷售	**419,404**	433,873
購買	**163,802**	134,869

	於二零零六年六月三十日	於二零零五年十二月三十一日
	千港元	千港元
結餘		
應收其他受國家控制的企業的金額	**268,164**	283,988
應付其他受國家控制的企業的金額	**20,363**	4,591

基於集團收費公路經營業務的性質，董事認為除上述所披露外，並不可能確定對應方的身份，因此並不能確定是否與其他受國家控制的實體進行了交易。

此外，集團在日常業務過程中與某些銀行和金融機構進行了不同類型的交易(包括儲蓄、借貸和其他常見的銀行融資服務)，該等銀行和金融機構是屬於受國家控制的實體。基於該等交易的性質，董事認為作出獨立披露並無意義。

除上述披露外，董事認為相對於集團的經營業務，與其他受國家控制的實體的交易並不重大。

自常州天普被收購之日起計，其於截至二零零六年六月三十日止期間內，為本集團分別提供約3,400萬港元營業額及600萬港元淨溢利。

收購常州天普產生的商譽是基於預期產品於新市場銷售而產生利潤的能力及合併後預期能提升經營效率。

17. 有關人士之交易

(i) 於本期間，本集團與以下若干有關人士曾進行重大交易：

有關人士	交易性質	截至六月三十日止六個月 二零零六年 千港元	 二零零五年 千港元
最終控股公司	支付樓宇租金	**3,180**	2,820
同系附屬公司	支付樓宇租金	**8,445**	8,091
聯營公司	印刷服務收入	**1,657**	5,359

(ii) 主要管理人員的酬金

本期間董事及其他主要管理人員的酬金如下：

	截至六月三十日止六個月 二零零六年 千港元	 二零零五年 千港元
短期福利	**14,025**	11,538
以股份為基準的付款	**1,589**	–

董事及其他主要行政人員之酬金由薪酬委員會決定，薪酬多少視乎個人的表現及市場趨勢。

16. 購併附屬公司

於二零零六年一月一日，本集團以人民幣71,000,000元(約68,270,000港元)收購常州天普製藥有限公司(「常州天普」)69.63%之權益。常州天普主營業務為開發、製造及銷售生化藥品之原料藥和製劑產品。是次收購是以購入法入賬，收購產生之商譽為22,569,000港元。

此等交易購併的淨資產及併購產生之商譽詳述如下：

	合併前之賬面值 千港元	公允值調整 千港元	公允值 千港元
購入資產淨值：			
物業、廠房及設備	17,335	4,683	22,018
已付土地租金	1,385	–	1,385
其他無形資產	598	4,042	4,640
於聯營公司權益	6,655	–	6,655
存貨	55,325	11,065	66,390
貿易及其他應收款項	11,764	–	11,764
銀行結存及現金	11,038	–	11,038
貿易及其他應付款項	(27,096)	–	(27,096)
應付稅項	(12)	–	(12)
遞延稅項負債	(928)	(6,531)	(7,459)
短期銀行及其他貸款	(24,038)	–	(24,038)
	52,026	13,259	65,285
少數股東權益	(15,553)	(4,031)	(19,584)
	36,473	9,228	45,701
本集團購入附屬公司時產生之商譽			22,569
			68,270
總代價：			
以現金支付			68,270
收購產生之淨現金流出：			
已付現金代價			(68,270)
購入之現金及等同現金項目			11,038
			(57,232)

14. 資本性承擔

	於二零零六年 六月三十日 千港元	於二零零五年 十二月三十一日 千港元
已簽約但未於財務報表中撥備之資本性開支		
一收費公路建設成本	1,344,843	29,182
一投資於中國合營企業	181,119	40,718
一購置物業、廠房及設備	152,085	85,055
一增加在建工程	54,926	73,938
	1,732,973	228,893
已批准但未簽約之資本性開支		
一收費公路建設成本	–	1,747,066
一購置物業、廠房及設備	63,404	85,519
	63,404	1,832,585

15. 或然負債

於二零零六年六月三十日，本集團因銀行授予聯營公司及一名第三者之信貸而作出之擔保約為4,400萬港元(二零零五年十二月三十一日：2,000萬港元)。

12. 貿易及其他應付款項

貿易及其他應付款項中包括621,331,000港元(二零零五年十二月三十一日：578,475,000港元)之貿易應付款項，其帳齡分析如下：

	於二零零六年 六月三十日 千港元	於二零零五年 十二月三十一日 千港元
貿易應付款項：		
30天內	**324,074**	356,876
31－60天內	**137,621**	91,492
61－90天內	**72,707**	42,345
91－180天內	**42,258**	37,727
181－360天內	**33,524**	25,738
多於360天	**11,147**	24,297
	621,331	578,475

於二零零六年六月三十日，本集團之貿易及其他應付款項之公允值與帳面值相若。

13. 銀行及其他貸款

於本期間，本集團取得約1億6,800萬港元之貸款。貸款按市場利率支付利息及平均於二至三年內攤還。本集團於本期間歸還約1億6,000萬港元之貸款。淨貸款金額主要用作購買物業、廠房及設備及作為本集團之流動資金。

9. 投資物業及物業、廠房及設備的變動

為擴充業務，本集團於本期間增加了在建工程約5,800萬港元，購置了樓宇約1,500萬港元，廠房及機器約5,400萬港元，汽車約900萬港元及傢俬、裝置及設備約800萬港元。

董事局已考慮本集團投資物業於二零零六年六月三十日之公允價值，並估計其帳面值與其於二零零五年十二月三十一日之公允價值無重大差異，故此本期間無任何重估盈餘或虧絀。

10. 貿易及其他應收款項

本集團提供三十至九十天之信用期予貿易客戶。

貿易及其他應收款項中包括1,015,765,000港元(二零零五年十二月三十一日：943,147,000港元)之貿易應收款項，其帳齡分析如下：

	於二零零六年 六月三十日 千港元	於二零零五年 十二月三十一日 千港元
貿易應收款項：		
30天內	459,599	496,563
31－60天內	202,795	174,943
61－90天內	118,587	78,413
91－180天內	175,375	106,355
181－360天內	43,211	57,750
多於360天	16,198	29,123
	1,015,765	943,147

於二零零六年六月三十日，本集團之貿易及其他應收款項之公允值與帳面值相若。

11. 持有作交易之投資的變動

於本期間，本集團購入約21億4,600萬港元的投資及出售約15億3,000萬港元的投資。

8. 每股盈利

截至二零零六年六月三十日止六個月期間，本公司股東應佔每股基本及攤薄盈利乃按下列數字計算：

	截至六月三十日止六個月	
	二零零六年	二零零五年
	千港元	千港元
期間本公司股東應佔溢利及藉以計算每股基本盈利之溢利	**625,375**	520,732
普通股之潛在攤薄影響 －調整應佔合營企業溢利對每股盈利的潛在攤薄影響	**(2,334)**	–
藉以計算每股攤薄盈利之溢利	**623,041**	520,732

	截至六月三十日止六個月	
	二零零六年	二零零五年
	股數	股數
藉以計算每股基本盈利之普通股加權平均股數	**967,919,845**	960,626,149
普通股之潛在攤薄影響 －購股期權	**2,004,581**	4,109,346
藉以計算每股攤薄盈利之普通股加權平均股數	**969,924,426**	964,735,495

6. 期間溢利

期間溢利已扣除(計入)：

	截至六月三十日止六個月	
	二零零六年	二零零五年
	千港元	千港元
收費公路經營權攤銷	**29,591**	15,505
其他無形資產攤銷	**6,193**	—
物業、廠房及設備折舊及攤銷	**148,158**	91,259
已付土地租金攤銷	**3,581**	2,104
投資股息收入	**(40,649)**	(34,599)
出售物業、廠房及設備虧損(溢利)	**950**	(2,065)
出售可供出售之投資之溢利	**(268,074)**	—
利息收入	**(116,827)**	(60,543)
持有作交易之投資公允價值變動之溢利，不包括股息	**(61,920)**	(85,807)
可供出售之投資之減值損失	**—**	9,879
分佔合營企業中國稅項(已包括在分佔合營企業溢利內)	**8,568**	3,023
分佔聯營公司中國稅項(已包括在分佔聯營公司溢利內)	**4,426**	26,175

7. 股息

	截至六月三十日止六個月	
	二零零六年	二零零五年
	千港元	千港元
二零零五年末期股息每股22港仙(二零零四年末期股息：每股35港仙)	**212,987**	336,347

董事會議決派發中期股息每股22港仙(二零零五年中期股息：每股20港仙)，派付予於二零零六年九月二十二日在股東登記名冊內之股東。

本公司董事認為於股權分置改革完成後，本集團仍然能夠控制上實聯合，因餘下的56.38%上實聯合股東比較分散及不能組織起對董事會行使重大影響。因此，公司董事仍然認為，由於本集團有權委任及移除大部份董事會成員，其對上實聯合之控制力仍然存在。對此，上實聯合仍被認作為本集團之附屬公司而其財務業績會合併於本期間之簡明綜合財務報表。

5. 税項

	截至六月三十日止六個月	
	二零零六年	二零零五年
	千港元	千港元
税項支出(收入)包括：		
本期間本公司及附屬公司税項		
一香港利得税	**33,648**	36,150
一中國所得税	**72,693**	48,713
	106,341	84,863
中國所得税往年(超額)少提撥備	**(59)**	3,543
	106,282	88,406
遞延税項	**6,615**	(901)
	112,897	87,505

香港利得税乃按本期間估計應課税溢利以税率17.5%(二零零五年：17.5%)計算。

根據中國大陸(「中國」)之適用法律及條例，本集團於中國的附屬公司獲得數年之中國所得税豁免及優惠。根據當地税務機關之相關條文，某些於中國的附屬公司被認可為「高科技企業」，因而享有較低之税率。本期間之中國所得税已包含了這些税務優惠，税率由7.5%至33%。

截至二零零五年六月三十日止六個月

	基建設施 千港元	醫藥 千港元	消費品 千港元	信息技術 千港元	綜合 千港元
銷售					
對外銷售	82,877	1,713,341	918,000	–	2,714,218
分部業績	84,314	205,875	302,987	77,960	671,136
未分攤總部支出淨值					(15,550)
財務費用					(34,234)
分佔合營企業溢利	10,849	25,457	(22,541)	7,124	20,889
分佔聯營公司溢利	–	13,895	99,181	(54,669)	58,407
出售合營企業及聯營公司權益之淨溢利					14,187
合營企業商譽之減值損失					(1,409)
購併附屬公司附加權益之折讓					141
除稅前溢利					713,567
稅項					(87,505)
期間溢利					626,062

4. 附屬公司股權分置改革之攤薄虧損

於本期間，本集團已完成股權分置改革方案將一間附屬公司，上海實業聯合集團股份有限公司(「上實聯合」)之所有非流通股轉換為流通股。根據股權分置改革方案，本公司一間全資附屬公司承諾向流通股股東支付對價，即流通股股東每持有10股流通股將獲3股非流通股，以換取所有非流通股股份轉換為流通股。完成此股權分置改革後，本集團所持上實聯合之股權已由56.63%減至43.62%。股權分置改革之虧損約214,955,000港元已確認於收益表中。

截至二零零六年六月三十日止六個月

	基建設施 千港元	醫藥 千港元	消費品 千港元	信息技術 千港元	綜合 千港元
銷售					
對外銷售	122,064	1,885,791	1,393,950	–	3,401,805
分部業績	210,044	159,495	281,896	26,758	678,193
未分攤總部收入淨值					103,980
財務費用					(56,799)
分佔合營企業溢利	(3,865)	28,561	(33,536)	16,563	7,723
分佔聯營公司溢利	–	6,222	91,585	(5,028)	92,779
出售合營企業及聯營公司權益之淨虧損					(4,994)
出售可供出售之投資之溢利					268,074
附屬公司股權分置改革之攤薄虧損					(214,955)
聯營公司股權分置改革之準備					(32,139)
除稅前溢利					841,862
稅項					(112,897)
期間溢利					728,965

3. 業務分部信息

為了管理目的，本集團目前分為四個經營業務—基建設施、醫藥、消費品及信息技術。本集團是以這四個業務為基礎報告其主要分部信息。

主要業務如下：

基建設施	—	投資於收費公路及水務行業
醫藥	—	製造、銷售藥品及保健品；醫療器械
消費品	—	製造及銷售香煙、包裝材料、印刷產品、乳製品、汽車、汽車零件及配件
信息技術	—	發展信息基建及資訊科技業務

1. 編製基準

本簡明綜合財務報表乃根據香港聯合交易所有限公司證券上市規則附錄十六之相應披露要求及按香港會計師公會頒佈之《香港會計準則》第34號「中期財務報告」之規定而編製。

2. 主要會計政策

本簡明綜合財務報表按歷史成本為基礎編製，惟若干物業及財務工具乃按公允值或重估值(如適用)計量。

除下文所述者外，本簡明綜合財務報表所採納之會計政策與本集團編製截至二零零五年十二月三十一日止年度之週年財務報表所依循者一致。

於本期間，本集團已首次應用香港會計師公會頒佈之多項新訂香港財務報告準則、修訂及詮釋(以下統稱「香港財務報告準則」)，該等準則由二零零五年十二月一日或二零零六年一月一日其後開始之會計期間生效。應用新訂香港財務報告準則對本期間和以往期間的財務結果沒有重大影響。故此，並不需要進行以往期間調整。

本集團並無提早採用下列已頒佈但未生效之新訂準則、修訂及詮釋。本公司董事預期，採用該等準則、修訂或詮釋將不會對本集團業績及財務狀況構成重大影響。

香港會計準則第1號(修訂)	股本披露[1]
香港財務報告準則第7號	金融工具：披露[1]
香港(國際財務匯報準則)－詮釋第7號	根據香港會計準則第29號－惡性通貨膨脹經濟中的財務報告採用重列法[2]
香港(國際財務匯報準則)－詮釋第8號	香港財務報告準則第2號之範圍[3]
香港(國際財務匯報準則)－詮釋第9號	附帶內在衍生工具之重新評估[4]

[1] 於二零零七年一月一日或之後開始之年度期間生效。
[2] 於二零零六年三月一日或之後開始之年度期間生效。
[3] 於二零零六年五月一日或之後開始之年度期間生效。
[4] 於二零零六年六月一日或之後開始之年度期間生效。

簡明綜合現金流量表

截至二零零六年六月三十日止六個月

	截至六月三十日止六個月 **二零零六年** **千港元** **(未經審核)**	 二零零五年 千港元 (未經審核)
經營業務之現金流入淨值	**453,056**	647,585
投資業務之現金流入(流出)淨值：		
出售可供出售之投資所得款項	**450,492**	36,509
購買物業、廠房及設備	**(143,004)**	(137,005)
注資合營企業	**—**	(476,965)
其他投資現金流	**(24,559)**	(170,815)
	282,929	(748,276)
融資業務之現金流出淨值：		
已付股息	**(212,987)**	(336,347)
償還銀行及其他貸款	**(160,345)**	(78,583)
借貸款項	**167,956**	121,935
其他融資現金流	**(136,800)**	(54,250)
	(342,176)	(347,245)
現金及等同現金項目之增加(減少)	**393,809**	(447,936)
於一月一日之現金及等同現金項目	**5,764,596**	5,185,693
於六月三十日之現金及等同現金項目	**6,158,405**	4,737,757
包括：		
銀行結存及現金	**6,594,992**	5,151,368
扣除：存放期超過三個月之銀行存款	**(436,587)**	(413,611)
	6,158,405	4,737,757

簡明綜合權益變動表

截至二零零六年六月三十日止六個月

	歸屬於本公司股東之權益												
	股本 千港元	股本溢價 千港元	購股期權儲備 千港元	股本贖回儲備 千港元	其他重估儲備 千港元 (註i)	對沖儲備 千港元	換算儲備 千港元	投資重估儲備 千港元	中國法定儲備 千港元 (註ii)	保留溢利 千港元	總額 千港元	少數股東權益 千港元	總權益 千港元
於二零零六年一月一日	96,753	10,135,781	7,827	1,071	8,144	6,421	173,517	–	453,100	5,493,278	16,375,892	1,832,137	18,208,029
現金流量對沖虧損及未於收益表確認的淨費用	–	–	–	–	–	(6,421)	–	–	–	–	(6,421)	–	(6,421)
本期間溢利	–	–	–	–	–	–	–	–	–	625,375	625,375	103,590	728,965
出售一間聯營公司權益時之實現額	–	–	–	–	–	–	(10,234)	–	–	–	(10,234)	–	(10,234)
被認作出售一間附屬公司權益時之實現額	–	–	–	–	–	–	(3,778)	–	–	–	(3,778)	–	(3,778)
本期間確認的收入及費用總額	–	–	–	–	–	(6,421)	(14,012)	–	–	625,375	604,942	103,590	708,532
行使購股期權發行之股份	62	–	–	–	–	–	–	–	–	–	62	–	62
發行股份之溢價	–	7,338	–	–	–	–	–	–	–	–	7,338	–	7,338
行使購股期權釋放的購股期權儲備	–	103	(103)	–	–	–	–	–	–	–	–	–	–
確認以股份為基準之付款支出	–	–	5,023	–	–	–	–	–	–	–	5,023	31	5,054
可供出售之投資公允價值變動溢利	–	–	–	–	–	–	–	6,543	–	–	6,543	–	6,543
儲備調撥	–	–	–	–	–	–	–	–	17,448	(17,448)	–	–	–
已付附屬公司少數股東股息	–	–	–	–	–	–	–	–	–	–	–	(129,591)	(129,591)
收購一間附屬公司	–	–	–	–	–	–	–	–	–	–	–	19,584	19,584
附屬公司股權分置改革之攤薄虧損	–	–	–	–	–	–	–	–	–	–	–	209,257	209,257
已付股息(附註7)	–	–	–	–	–	–	–	–	–	(212,987)	(212,987)	–	(212,987)
於二零零六年六月三十日	96,815	10,143,222	12,747	1,071	8,144	–	159,505	6,543	470,548	5,888,218	16,786,813	2,035,008	18,821,821

註：

(i) 其他重估儲備是從收購附屬公司而作之公允價調整。

(ii) 中華人民共和國(「中國」)法定儲備乃本集團於中國之附屬公司、合營企業及聯營公司，根據中國法例而作之撥備。

簡明綜合權益變動表

截至二零零六年六月三十日止六個月

	歸屬於本公司股東之權益												
	股本 千港元	股本溢價 千港元	購股期權儲備 千港元	股本贖回儲備 千港元	其他重估儲備 千港元 (註i)	對沖儲備 千港元	換算儲備 千港元	投資重估儲備 千港元	中國法定儲備 千港元 (註ii)	保留溢利 千港元	總額 千港元	少數股東權益 千港元	總權益 千港元
於二零零五年一月一日	95,864	10,032,631	2,800	1,071	–	(3,328)	35,655	–	385,074	5,063,969	15,613,736	1,476,366	17,090,102
現金流量對沖溢利	–	–	–	–	–	13,514	–	–	–	–	13,514	–	13,514
分佔一間合營企業的中國法定儲備	–	–	–	–	–	–	–	–	427	–	427	–	427
分佔一間合營企業折算中國經營項目的財務報表匯兑差額	–	–	–	–	–	–	142	–	–	–	142	–	142
分佔一間聯營公司折算中國經營項目的財務報表匯兑差額	–	–	–	–	–	–	(204)	–	–	–	(204)	–	(204)
未於收益表確認的淨收入(費用)	–	–	–	–	–	13,514	(62)	–	427	–	13,879	–	13,879
本期間溢利	–	–	–	–	–	–	–	–	–	520,732	520,732	105,330	626,062
出售一間合營企業權益時之實現額	–	–	–	–	–	–	(581)	–	–	–	(581)	–	(581)
出售一間聯營公司權益時之實現額	–	–	–	–	–	–	(26)	–	–	–	(26)	–	(26)
本期間確認的收入及費用總額	–	–	–	–	–	13,514	(669)	–	427	520,732	534,004	105,330	639,334
行使購股期權發行之股份	847	–	–	–	–	–	–	–	–	–	847	–	847
發行股份之溢價	–	98,395	–	–	–	–	–	–	–	–	98,395	–	98,395
發行股份之有關支出	–	(111)	–	–	–	–	–	–	–	–	(111)	–	(111)
確認以股份為基準之付款支出	–	–	721	–	–	–	–	–	–	–	721	–	721
儲備調撥	–	–	–	–	–	–	–	–	29,670	(29,670)	–	–	–
附屬公司少數股東之注資款	–	–	–	–	–	–	–	–	–	–	–	2,239	2,239
已付附屬公司少數股東股息	–	–	–	–	–	–	–	–	–	–	–	(50,166)	(50,166)
增購附屬公司權益	–	–	–	–	–	–	–	–	–	–	–	(47,004)	(47,004)
收購一間附屬公司	–	–	–	–	–	–	–	–	–	–	–	34,467	34,467
出售一間附屬公司	–	–	–	–	–	–	–	–	–	–	–	(591)	(591)
已付股息(附註7)	–	–	–	–	–	–	–	–	–	(336,347)	(336,347)	–	(336,347)
於二零零五年六月三十日	96,711	10,130,915	3,521	1,071	–	10,186	34,986	–	415,171	5,218,684	15,911,245	1,520,641	17,431,886

簡明綜合資產負債表

於二零零六年六月三十日

	附註	二零零六年 六月三十日 千港元 (未經審核)	二零零五年 十二月三十一日 千港元 (經審核)
流動負債			
貿易及其他應付款項	12	1,652,991	1,297,662
應付稅項		56,073	65,236
短期銀行及其他貸款	13	2,156,892	1,320,175
		3,865,956	2,683,073
流動資產淨值		7,390,957	7,627,026
資產總值減流動負債		19,092,945	19,289,082
股本及儲備			
股本		96,815	96,753
儲備		16,689,998	16,279,139
本公司股東應佔股東權益		16,786,813	16,375,892
少數股東權益		2,035,008	1,832,137
總權益		18,821,821	18,208,029
非流動負債			
長期銀行及其他貸款	13	144,468	973,574
遞延稅項負債		126,656	107,479
		271,124	1,081,053
		19,092,945	19,289,082

簡明綜合資產負債表

於二零零六年六月三十日

	附註	二零零六年 六月三十日 千港元 (未經審核)	二零零五年 十二月三十一日 千港元 (經審核)
非流動資產			
投資物業	9	56,232	51,830
物業、廠房及設備	9	2,386,694	2,404,338
已付土地租金－非流動部份		225,619	225,238
收費公路經營權		1,747,207	1,776,798
其他無形資產		93,681	95,077
商譽		416,357	397,987
於合營企業權益		2,338,308	2,390,508
於聯營公司權益		3,823,046	3,868,057
可供出售之投資		199,926	321,054
應收貸款－非流動部份		3,688	4,277
採購物業、廠房及設備之已付訂金		380,208	26,326
購併附屬公司之已付訂金		－	68,269
金融衍生工具		－	6,421
遞延税項資產		31,022	25,876
		11,701,988	11,662,056
流動資產			
存貨		1,230,055	1,215,725
貿易及其他應收款項	10	1,644,233	1,539,861
已付土地租金－流動部份		7,339	8,129
應收貸款－流動部份		－	62,757
持有作交易之投資	11	1,724,660	1,070,042
作抵押之銀行存款		28,000	28,000
銀行結存及現金		6,594,992	6,040,400
		11,229,279	9,964,914
持有作出售資產		27,634	345,185
		11,256,913	10,310,099

簡明綜合收益表

截至二零零六年六月三十日止六個月

	附註	截至六月三十日止六個月 二零零六年 千港元 (未經審核)	二零零五年 千港元 (未經審核)
營業額	3	3,401,805	2,714,218
銷售成本		(2,093,234)	(1,611,172)
毛利		1,308,571	1,103,046
投資收入		493,525	197,468
其他收入		131,795	102,503
分銷費用		(489,362)	(379,318)
行政費用		(376,115)	(339,616)
其他費用		(18,167)	(28,497)
財務費用		(56,799)	(34,234)
分佔合營企業溢利		7,723	20,889
分佔聯營公司溢利		92,779	58,407
出售合營企業及聯營公司權益之淨(虧損)溢利		(4,994)	14,187
附屬公司股權分置改革之攤薄虧損	4	(214,955)	—
聯營公司股權分置改革之準備		(32,139)	—
合營企業商譽之減值損失		—	(1,409)
購併附屬公司附加權益之折讓		—	141
除稅前溢利		841,862	713,567
稅項	5	(112,897)	(87,505)
期間溢利	6	728,965	626,062
歸屬於			
一本公司股東		625,375	520,732
一少數股東		103,590	105,330
		728,965	626,062
股息	7	212,987	336,347
每股盈利	8		
一基本		64.6港仙	54.2港仙
一攤薄		64.2港仙	54.0港仙

審閱結論

按吾等審閱之基準(並不構成一項審核),吾等並不察覺須對截至二零零六年六月三十日止六個月的中期財務報告作出任何重大的修訂。

德勤•關黃陳方會計師行
執業會計師

香港
二零零六年八月二十三日

Deloitte.
德勤

致上海實業控股有限公司董事會
(於香港註冊成立之有限公司)

引言

吾等受上海實業控股有限公司委托審閱載於第25至第43頁之中期財務報告。

董事責任

香港聯合交易所有限公司證券上市規則規定，中期財務報告須按照香港會計師公會頒佈之《香港會計準則》第34條「中期財務報告」及有關條文編製。董事須對中期財務報告負責，而該報告已由董事審批。

吾等的責任是根據吾等審閱工作的結果，對中期財務報告表達獨立的意見，並按照吾等的受聘書條款，向董事會報告本行的結論，而此結論並非供作其他用途。本行並不就本報告的內容向任何其他人士負責或承擔責任。

審閱工作

吾等已按照香港會計師公會頒佈之《核數準則》第700條「審閱中期財務報告約定」進行審閱。審閱範圍主要包括向管理層提出查詢及運用分析性程序對中期財務報告作出分析，並據此評估所採用的會計政策及列報形式是否一致及貫徹使用(另有披露者除外)。審閱工作並不包括審核程序(如測試內部監控系統和核實資產、負債及交易)。由於審閱工作範圍遠較審核工作小，故只提供較審核工作為低的確定程度。因此，吾等不會對中期財務報告發表審核意見。

1. 市場風險

(1) 貨幣風險

本集團的業務主要集中在中國和香港特別行政區，面對的外匯風險主要是美元、港元和人民幣的匯率波動。本集團一直關注這些貨幣的匯率波動及市場趨勢，由於港元和人民幣均執行有管理的浮動匯率制度，故此在檢視目前面對的風險後，本期間並沒有簽訂任何旨在減低外匯風險的衍生工具合約。

(2) 利率風險

本集團主要的融資借款是16億港元銀團貸款，該項銀團貸款將於二零零七年四月到期，本集團經檢討市場趨勢、集團經營業務的需要及財務狀況，本期間並沒有簽訂任何旨在減低利率風險的衍生工具合約。

(3) 價格風險

本集團因持有可供出售之投資及持有作交易之投資而承受股權及債權性證券價格風險。管理層藉持有不同風險之投資組合以管理該風險。

2. 信貸風險

本集團主要財務資產為銀行結存及現金、證券和債券投資、貿易及其他應收款項。

貿易及其他應收款項於資產負債表日在資產負債表中為已扣除壞帳準備的淨額，而壞帳準備是根據本集團的會計政策或基於以往經驗預期可收回的現金流有產生虧損的可能便需要作出減值。

至於為控制庫務操作的信貸風險，本集團的銀行結存及現金、證券和債券投資均必須在具信譽的金融機構存放及進行交易，持有的證券和債券投資在流通量及信貸評級等方面均有嚴格的要求及限制，以減低財務投資的信貸風險。

2. 債項

(1) 借貸

於二零零六年六月三十日，本集團的總貸款約為23億136萬港元，主要為附屬公司共約7億港元的貸款和本公司一項5年期的16億港元銀團貸款，由於有關銀團貸款將於二零零七年四月到期，故此已在資產負債表中列為短期銀行貸款。總貸款中85.3 %為無抵押擔保的信用貸款。

(2) 資產抵押

於二零零六年六月三十日，本集團下列資產已作抵押以取得一般信貸額度:

(a) 帳面淨值約227,497,000港元的廠房及機器；

(b) 帳面淨值約186,894,000港元的土地及樓宇；及

(c) 帳面淨值約104,000港元的汽車。

(3) 或然負債

於二零零六年六月三十日，本集團為西安永發及一名第三者的銀行信貸額向銀行提供合共約4,377萬港元的擔保。

3. 流動資金及短期投資

本集團於二零零六年六月三十日持有流動資金及短期投資分別約66億2,299萬港元和17億2,466萬港元。流動資金的美元、人民幣及港元的比例分別為47.8%、38.4%及13.8%。短期投資主要包括基金、股票掛鈎票據、債券及香港上市公司股票等投資。

目前本集團的資產負債結構屬於淨現金，擁有充裕的流動資金和穩健的利息覆蓋倍數，但將不時檢討市場情況及考慮公司發展需要，尋求優化資本結構的機會。

四、財務風險管理政策

本集團之主要金融工具包括股本及債券投資、貸款、貿易應收款項、貿易應付款項、應收貸款及銀行結存及現金。以下為與該等金融工具有關之風險及如何降低該等風險之政策。管理層管理及監控該等風險，以確保及時和有效地採取適當之措施。

5. **股息**

董事會宣佈派發中期股息每股22港仙，派息比率34.1%，比二零零五年中期股息每股20港仙，股息增加10個百份點。


港仙
60
50
40
30
20
10
0
01
02
03
04
05

[ ] 每股末期股息

[ ] 每股中期股息

三、集團財務狀況

1. **資本及股東權益**

截至二零零六年六月三十日，本集團已發行股份共968,147,000股，因本期間員工行使購股期權，已發行股份較二零零五年度末的967,533,000股增加614,000股。按二零零六年六月三十日每股收市價15.15港元計算，本集團市值約為146億6,743萬港元。

本集團保持穩健的財務狀況，上半年度淨利潤和股份數目增加，在扣減本期間內實際派發的股息，二零零六年六月三十日的股東權益較二零零五年度末增加約4億1,092萬港元至約167億8,681萬港元。


十億港元
18
16
14
12
10
8
6
4
2
0
01
02
03
04
05
6/06

[ ] 股東權益

永發印務於去年9月完成增持原下屬從事造紙業的河北永新紙業至控制性股權，致使河北永新紙業的銷售額於本期間納入本集團的合併範圍，為消費品業務的營業額帶來新增的營業額約達3億1,340萬港元。同屬於消費品業務的南洋煙草營業額則繼續保持穩定增長。

本集團於去年7月完成增持胡慶餘堂藥業的股權至51%，本期間為醫藥業務帶來新增營業額約1億3,287萬港元，抵銷部份因國內醫藥行業性政策變動及醫藥產品質量報導的負面影響。

4. 除稅前溢利

(1) 毛利率

本期間的毛利率約為38.5%，較去年同期的毛利率約40.6%，輕微下降約2.1個百份點，主要是本期間開始合併永發印務下屬經營銷售毛利率相對較低的造紙業所致。

(2) 投資收入

因出售本集團持有浦東集裝箱10%股權而獲得約2億6,807萬港元的盈利，致使本期間的投資收入由去年同期的1億9,747萬港元上升至約4億9,353萬港元。

(3) 分佔合營企業溢利

本集團下屬滙眾汽車受成本上升的影響而仍然錄得經營虧損，加上去年同期錄得盈利的中環水務因國內利率上升，利息支出大幅增加而造成經營利潤減少，令分佔合營企業溢利同比減少約1,317萬港元。

(4) 分佔聯營公司溢利

去年同期中芯國際的經營業績受到半導體行業進入週期不景氣的影響，錄得經營虧損約5億4,943萬港元，本期間中芯國際受部份客戶持續調整庫存而減少晶片定單的影響，仍然錄得約5,071萬港元的虧損，但業績已有明顯的改善，因此令分佔聯營公司溢利同比增加約3,437萬港元。

3. 營業額

截至二零零六年六月三十日止期間，本集團按主要業務劃分的營業額及去年同期比較數據綜合如下：

	未經審核 截至六月三十日止六個月		
	二零零六年	二零零五年	增加
	千港元	千港元	%
基建設施	**122,064**	82,877	47.3
醫藥	**1,885,791**	1,713,341	10.1
消費品	**1,393,950**	918,000	51.8
	3,401,805	2,714,218	25.3



2006上半年度
3.6%
41.0%
55.4%
2005上半年度
3.1%
33.8%
63.1%
基建設施
醫藥
消費品

截至二零零六年六月三十日止六個月期間，受基建設施及消費品業務營業額的帶動，整體營業額上升約25.3%至約34億200萬港元。

受惠於滬寧高速公路（江蘇段）改擴建工程全面竣工通車的因素，本期間，屬於基建設施業務的滬寧高速公路（上海段）項目通行費收入同比大幅增加，加上自二零零五年六月一日開始，通行費收入統一減按3%徵收營業稅，本期間全期反映該正面因素。

財務回顧

醫藥業務的業績出現虧損，主要是本集團於期內向上實聯合的流通股股東提出按流通股股東每持有10股流通股獲3股非流通股的股權分置改革方案，該方案已於二零零六年六月完成所有的審批程序，本集團並因此錄得約2億1,496萬港元的特殊虧損。在扣除該股權分置改革方案的因素後，醫藥業務的經營溢利約為7,002萬港元，較去年同期下跌約26.5%，主要是去年同期包括了於去年下半年出售的三維製藥提供約1,891萬港元的利潤貢獻，加上受到國內一系列醫藥政策變動的影響，盈利受到衝擊，但微創醫療於去年年初在市場上推出治療冠心血脈栓塞的藥物支架Firebird®後，上半年度的業績持續表現良好，較去年同期更有明顯的增長，抵銷了部份盈利下調的壓力。

消費品業務中南洋煙草及永發印務的經營業績仍然保持良好，但由於本集團於二零零六年四月向光明乳業的流通股股東提出按流通股股東每持有10股流通股將可獲人民幣8.46元現金及1.2股非流通股，以及出讓44,099,410股非流通股予達能亞洲有限公司的組合式股權分置改革方案，該股權分置改革方案預計將帶來約3,214萬港元的特殊虧損，本集團已於上半年度反映該項特殊虧損。

扣除光明乳業股權分置改革方案帶來的特殊虧損後，消費品業務的溢利仍較去年同期下跌約20.4%，主要是光明乳業增加市場費用、廣告製作及媒體投放等費用，致使其經營利潤下跌，而國內汽車市場於上半年度產銷均錄得增長，但匯眾汽車受成本上升等因素的影響而仍錄得經營虧損。

儘管中芯國際的綜合平均售價(ASP)較去年同期上升，但因為部份客戶持續調整庫存而減少晶片定單，故此中芯國際上半年度仍然錄得約5,071萬港元的虧損，但已較去年同期有顯著的改善。

各業務於二零零六年上半年度的經營情況及進展已詳載於《業務回顧、討論與分析》內。

二、財務業績的分析

1. 上半年度溢利

二零零六年上半年度溢利為6億2,538萬港元，較二零零五年同期溢利5億2,073萬港元，增幅約20.1%，主要來自滬寧高速通行費補償及部份下屬企業經營業績改善帶動。


百萬港元
1500
1200
900
600
300
0
下半年度溢利
上半年度溢利

2. 業務溢利貢獻

本期間各業務對集團的業務溢利貢獻以及去年同期比較數據綜合如下：

	未經審核 截至六月三十日止六個月 **二零零六年** **千港元**	 二零零五年 千港元	 增加(減少) %
基建設施	**448,515**	101,843	340.4
醫藥	**70,023**	95,306	(26.5)
消費品	**250,983**	315,253	(20.4)
信息技術	**35,080**	39,365	(10.9)
股權分置改革之虧損	**(247,094)**	—	不適用

本期間基建設施業務錄得約340.4%的盈利增長，主要是滬寧高速獲得因為A11路段的拓寬及改建工程造成車流量下降進行補償約人民幣1億100萬元元及出售本集團持有浦東集裝箱10%股權而獲得約2億4,367萬港元的稅後利潤。

財務回顧

主要數據

	未經審核 截至六月三十日止六個月 二零零六年	 二零零五年	增加
財務摘要			
營業額(千港元)	3,401,805	2,714,218	25.3%
股東應佔溢利(千港元)	625,375	520,732	20.1%
資產總額(千港元)	22,958,901	21,382,916	7.4%
股東權益(千港元)	16,786,813	15,911,245	5.5%
股份資料			
每股盈利－基本(港仙)	64.6	54.2	19.2%
每股股息－中期(港仙)	22.0	20.0	10.0%
已發行股數(股)	968,147,000	967,113,000	不適用
期末每股收市價(港元)	15.15	15.15	不適用
期末市值(億港元)	146.67	146.52	不適用
財務比率			
總負債對總資金(註)	10.9%	11.0%	不適用
利息覆蓋倍數	19.1倍	25.0倍	不適用
股息派發比率	34.1%	36.9%	不適用

註： 附息借貸／(股東權益＋少數股東權益＋附息借貸)

一、編製基準

本集團已採納所有在二零零六年六月三十日或之前頒布及生效而又與本集團業務有關的香港會計準則及香港財務報告準則(簡稱「新訂香港財務報告準則」)，除因採納新訂香港財務報告準則所產生的會計政策轉變，編製此中期財務報表所採納的會計政策及方法與二零零五年度財務報告所採用者一致。

信息技術

本期間，信息技術板塊的盈利貢獻下調10.9%，為3,508萬港元，佔集團扣除特殊項目因素後業務淨利潤的6.3%，然而，在扣除去年出售中國網通(香港)股份的特殊收益因素後，經營業績實現扭虧為盈。

半導體

本期間，中芯國際的業績雖仍未能完全扭轉虧損狀態，但與去年同期淨虧損5.49億港元比較，本期間的淨虧損已大幅減少至5,071萬港元。雖然一些客戶因進行存量調整而減少訂單，但公司的銷售表現整體顯著改善。本期間，中芯國際營業額同比上升34.9%，達55.58億港元。北京12吋廠已在本年第二季成功獲得90納米認證並開始生產公司首個90納米邏輯產品。同時，北京12吋廠也成功以90納米制程獲得爾必達的512M-bit DDR2 SDRAM認證。Saifun的90納米NROM FLASH已試產成功，現已產出第一批工程樣品，這標誌著中芯國際向此產品在二零零六年第四季開始量產而邁進。

信息化服務

本期間，上海信投淨利潤達8,637萬港元，同比上升69.4%。公司旗下各個投資項目，業務發展良好。東方有線於本期間新增「有線通」寬帶接入用戶3.9萬戶，同比增長18.2%。於期末，「有線通」用戶累計已達26萬戶，成為上海市區寬帶業務市場的有力競爭者。管線公司全年新建管道339溝公里，大樓接入共完成186幢，同比增長22.4%。億通公司投資建設和運營的上海電子口岸平台，於本期間傳輸口岸報文數達到2,866萬個，同比增長18.9%。

業務回顧、討論與分析

煙草

本期間，南洋煙草的營業額同比增長8.6%，達7.84億港元；淨利潤達1.61億港元，經營性盈利實質增長10.7%。南洋煙草將積極抓緊膨脹煙絲生產線、罐裝線自動化、儲煙梗櫃擴寬改造等技術項目的建設進度，進一步改進生產工藝，提高產品質量，最終使得企業和品牌的競爭力得到提升。

乳製品

本期間，光明乳業營業額為33.34億港元，與去年同期比較，基本持平；淨利潤8,704萬港元，同比下降39.0%。業績下滑主要原因是公司加大對酸奶的市場宣傳投入，營業費用的上升幅度較大。本期間，光明乳業通過聚焦新鮮酸奶，「光明牌」AB100酸奶和「達能」BIO酸奶拉動了新鮮酸奶的增長。

光明乳業的股權分置改革方案已於本期間作公佈，有關建議已於本年八月獲光明乳業股東批准，預計於本年內審批完成。完成後，本集團於光明乳業的股權將由30.78%非流通股轉換為25.17%流通股。雖然由於股權比例的下調，使本集團錄得約3,214萬港元的特殊虧損，但所持資產價值顯著提升。

印刷品

本期間，永發印務營業額上升147.0%，達6.98億港元；淨利潤達6,733萬港元，同比上升4.8%。營業額大幅上升主要原因為於去年下半年完成增持成都永發及河北永新等子公司股權，增加了業績的合併範圍。上半年，永發印務配套生產「蘭州」煙盒的總銷售同比大幅增加115%。永發印務的轉移印刷材料新產品已得到用戶確認，並開始正式訂貨，質量反映較為正面，預期業務量會不斷上升。

汽車及零部件

由於成本上漲及產品價格持續走低，滙眾汽車自去年第二季度開始一直處於虧損狀態，本期間虧損6,818萬港元，營業額持續改善，同比增加52.6%，達24.26億港元。交通電器的營業額及淨利潤分別同比上升35.6%及217.4%，達2.25億港元及4,333萬港元。國內汽車行業經歷了近兩年車市疲軟的低谷期後，二零零六年銷量正逐步走穩。但生產能力過剩、生產要素價格浮動等不利因素仍將制約汽車行業的發展。

新藥項目

集團三個國家一類新藥項目商品化的進展順利。「H101」項目的生產批文已於本期間取得，商品名稱為「安柯瑞」。GMP廠房驗收工作已經完成，並獲通過。「凱力康」產品目前已在國內開展銷售。「TNF」項目的GMP廠房已竣工並調試完成。

二零零六年上半年主要產品銷售


百萬港元
180
150
120
90
60
30
0
165
125
60
56
51
58
37
39
93
155
登峰參麥注射液
登峰丹參注射液
天普洛安
胡慶餘堂胃復春片
青春寶抗衰老片
2005年上半年
2006年上半年

註：人民幣兌港元的匯率為1港元兌人民幣1.04元。

消費品

消費品業務雖受滙眾汽車未能完全止虧及光明乳業業績下滑的影響，扣除特殊項目等因素後，本期間消費品板塊的盈利貢獻同比基本持平，為2.51億港元，佔集團扣除特殊項目因素後業務淨利潤的44.7%。煙草和印刷業務維持穩定增長態勢。

本期間，甬金高速通行費收入為4,958萬港元，公司目前暫處於虧損狀態。由於甬金高速公路（金華段）剛於去年十二月底建成通車，因此，於本期間車流量增長較為緩慢。預計甬金高速公路（金華段）的車流量將逐步增加，帶動業績改善。

水務

本期間，中環水務的營業額同比上升75.5%，達1.63億港元。中環水務被中國水網評選為二零零五年度水業十大影響力企業，排名第五。期內，中環水務新投資了溫州中心片污水處理廠項目，新增日處理能力20萬噸。目前，中環水務的投資地區達八個城市，形成日合併處理能力約410萬噸。大部分BOT/BOO項目已開工建設，將於二零零六年底開始陸續竣工投入運營。

醫藥

本期間，在扣除特殊項目因素後，醫藥板塊的盈利貢獻為7,002萬港元，較去年同期下跌26.5%，佔集團扣除特殊項目因素後業務淨利潤的12.5%。業績下降主要受國內醫藥行業政策調整和經營成本上升等因素所影響；此外，去年同期業績內含三維製藥1,891萬港元的淨利潤，而該項目已於去年八月完成出售。

上實聯合股權分置改革已於本年六月完成。本集團於上實聯合的股權已由56.63%非流通股轉換為43.62%流通股。雖然由於股權比例的下調使本集團錄得約2.15億港元的特殊虧損，但所持資產價值顯著提升。

中醫藥

本期間，受到同行業產品負面報道及國內醫藥行業政策調整的影響，致使本集團若干處方藥品的銷售同比出現回落。雖然如此，本集團保健品及非處方藥的銷售呈現明顯的恢復性增長，「青春寶」及「胡慶餘堂」保健食品系列的銷售與去年同期比較分別增長40.3%及38.6%。「青春寶抗衰老片」的銷售同比更飈升67.6%，達1.55億港元。

生物醫藥

生物醫藥方面，本期間，本集團繼續深化拓展「烏司他丁」產品在危重病方面的應用，並重點開拓麻醉、燒傷等領域的學術推廣，取得了較好的效果，上半年該產品的銷售同比保持了15.0%的增長。

截至二零零六年六月三十日止半年度，本集團未經審核綜合營業額上升25.3%，達34.02億港元；股東應佔溢利上升20.1%，達6.25億港元；資產淨值同比上升5.5%，達167.87億港元。本期間，本集團出售浦東集裝箱10%股權獲約2.44億港元的稅後特殊收益，而上實聯合及光明乳業股權分置改革則產生合共約2.47億港元的特殊虧損。

本期間各業務板塊佔扣除特殊項目因素後業務淨利潤之比重


6.3%
36.5%
44.7%
12.5%
基建設施
醫藥
消費品
信息技術

基建設施

本期間，在扣除特殊項目因素後，基建設施板塊的盈利貢獻上升101%，達2.05億港元，佔集團扣除特殊項目因素後業務淨利潤的36.5%。業績增長主要原因為於本期間滬寧高速對本集團的盈利貢獻大幅增長224.2%。

收費公路

受惠於滬寧高速公路（江蘇段）改擴建工程全面竣工通車的因素，於本期間，滬寧高速公路（上海段）項目通行費收入同比大幅增加，日均車流量達5.7萬架次。本年六月，滬寧高速已就有關拓寬改建滬寧高速公路（上海段）簽訂相關合同，工程之建設資金總額達16.83億港元。於施工期間，滬寧高速可就通行費收入減少獲得補償。通行費及補償共計每年4.52億港元，由公路建設公司按月平均支付予滬寧高速。

摘要

- 股東應佔溢利上升20.1%，達6.25億港元。
- 營業額上升25.3%，達34.02億港元。
- 出售浦東集裝箱10%股權獲約2.44億港元稅後特殊收益。
- 上實聯合及光明乳業股權分置改革產生合共約2.47億港元特殊虧損。
- 集團財務狀況穩健，銀行結存及現金結存逾66億港元。
- 中期股息為每股22港仙，上升10%。

上海實業控股有限公司

業務板塊	主要企業
基建設施	滬寧高速 (100%)
	甬金高速 (30%)
	中環水務 (50%)
醫藥	杭州青春寶 (55%)
	胡慶餘堂藥業 (51%)
	遼寧好護士 (55%)
	廈門中藥廠 (61%)
	廣東天普 (51%*)
	三維生物 (70.41%)
	常州藥業 (55.75%*)
	微創醫療 (20.74%)
	上海醫療器械 (99%*)
消費品	南洋煙草 (100%)
	光明乳業 (30.78%)
	永發印務 (93.44%)
	滙眾汽車 (50%)
	交通電器 (30%)
	聯華超市 (21.17%*)
信息技術	中芯國際 (10.03%)
	上海信投 (20%)

**該等權益由上實聯合持有*

致意

今年是上實控股上市十週年誌慶，本人謹藉此機會代表董事會，對本公司全體股東、金融機構及業務夥伴在過去十年來對本集團的鼎力支持，並對管理團隊和全體員工為集團業務發展所付出的努力和貢獻，致以衷心的感謝。



蔡來興
董事長

香港，二零零六年八月二十三日

為進一步提高醫藥企業自主創新的積極性和激發科技人員的創新動力，於本期間，本集團就對創新項目的資助和科研人員的激勵和知識產權的管理制訂了若干政策和制度。這對增強企業核心競爭力，促進本集團醫藥產業的發展不無幫助。

本期間內，本集團加大了對醫療器械業務的重組改革力度，取得良好效果。

◦ ***實施股權分置改革，提升資產組合價值***

本期間，本集團先後就上實聯合及光明乳業的股權分置改革提出建議，使本集團所持有該等公司的非流通股轉換為流通股，提升資產組合價值。

上實聯合的股權分置改革方案經已於本期間內完成，本集團於上實聯合的股權已由56.63%非流通股轉換為43.62%流通股。光明乳業的股權分置改革方案已於八月獲該公司的股東批准，相關的審批程序預計於年內完成。屆時本集團於光明乳業的股權將由30.78%非流通股轉換為25.17%流通股。

上實聯合及光明乳業股權分置改革雖為本集團造成合共約2.47億港元的特殊虧損，但改革完成後將能提高企業的融資能力及彈性，對業務發展有莫大幫助。

展望

由於國內宏觀經濟環境的變化和國際資本市場的波動，醫藥、消費品、半導體等行業在下半年還將面對較大的經營壓力。本集團將以核心產業做強為主線，針對基建設施及醫藥兩核心產業，加大投資力度，致力落實更多收費公路項目的投資機會及落實醫藥大項目的收購，利用股權分置改革完成後國內資本市場改革的有利契機，加速完成醫藥產業板塊一體化平台的構建。消費品業務方面，將通過擴大產品市場佔有率、降本增效的措施，以消化個別行業週期性波動對業績表現的負面影響，維持業務穩步上升。

本集團擁有穩建的財務狀況，依托上海背景和中國內地優勢，將以融入上海新一輪的經濟發展規劃為目標，抓緊國有資產重組為我們帶來的新機遇，積極尋找新的投資機會，開創新的產業領域，實現新的突破。

股息通知

中期股息

本公司董事會決議派發截至二零零六年十二月三十一日止年度中期股息每股22港仙（二零零五年：20港仙）予於二零零六年九月二十二日（星期五）登記於本公司股東名冊內的股東，有關股息將於二零零六年十月三日（星期二）派付予各位股東。

暫停辦理股份過戶登記手續

股份過戶登記處將於二零零六年九月二十日（星期三）至二零零六年九月二十二日（星期五）（包括首尾兩天）暫停辦理本公司股份過戶登記手續。股息單將於二零零六年十月三日（星期二）或前後寄予各位股東。股東如欲獲派中期股息，股份過戶表格連同有關股票須於二零零六年九月十九日（星期二）下午四時三十分前送達本公司之股份過戶登記處秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘滙中心26樓，辦理過戶手續。

財務日誌

二零零六年中期業績	已於二零零六年八月二十三日（星期三）公佈
二零零六年中期報告	於二零零六年九月十五日（星期五）或前後寄予各位股東
股份過戶	二零零六年九月二十日（星期三）至二零零六年九月二十二日（星期五）（包括首尾兩天）暫停辦理
二零零六年中期股息記錄日期	二零零六年九月二十二日（星期五）
二零零六年中期股息單	於二零零六年十月三日（星期二）或前後寄發予各位股東

為進一步提高醫藥企業自主創新的積極性和激發科技人員的創新動力，於本期間，本集團就對創新項目的資助和科研人員的激勵和知識產權的管理制訂了若干政策和制度。這對增強企業核心競爭力，促進本集團醫藥產業的發展不無幫助。

本期間內，本集團加大了對醫療器械業務的重組改革力度，取得良好效果。

- ***實施股權分置改革，提升資產組合價值***

本期間，本集團先後就上實聯合及光明乳業的股權分置改革提出建議，使本集團所持有該等公司的非流通股轉換為流通股，提升資產組合價值。

上實聯合的股權分置改革方案經已於本期間內完成，本集團於上實聯合的股權已由56.63%非流通股轉換為43.62%流通股。光明乳業的股權分置改革方案已於八月獲該公司的股東批准，相關的審批程序預計於年內完成。屆時本集團於光明乳業的股權將由30.78%非流通股轉換為25.17%流通股。

上實聯合及光明乳業股權分置改革雖為本集團造成合共約2.47億港元的特殊虧損，但改革完成後將能提高企業的融資能力及彈性，對業務發展有莫大幫助。

展望

由於國內宏觀經濟環境的變化和國際資本市場的波動，醫藥、消費品、半導體等行業在下半年還將面對較大的經營壓力。本集團將以核心產業做強為主線，針對基建設施及醫藥兩核心產業，加大投資力度，致力落實更多收費公路項目的投資機會及落實醫藥大項目的收購，利用股權分置改革完成後國內資本市場改革的有利契機，加速完成醫藥產業板塊一體化平台的構建。消費品業務方面，將通過擴大產品市場佔有率、降本增效的措施，以消化個別行業週期性波動對業績表現的負面影響，維持業務穩步上升。

本集團擁有穩建的財務狀況，依托上海背景和中國內地優勢，將以融入上海新一輪的經濟發展規劃為目標，抓緊國有資產重組為我們帶來的新機遇，積極尋找新的投資機會，開創新的產業領域，實現新的突破。

圍繞進一步調整產業結構，培育及做強核心業務的戰略目標，本期間本集團先後作出多項重大舉措：

- ***繼續退出非核心業務，優化產業投資組合***

為進一步優化集團的產業投資組合，近年來，本集團一直致力於非核心業務的退出工作，相繼退出零售、物流、個人護理用品及部分非控制性醫藥業務。

本期間，本集團以4.47億港元之代價悉數出售其所持有浦東集裝箱之10%權益，全面退出港口集裝箱業務。本集團於二零零三年投資於該項目，總投資額為1.79億港元。於本期間，有關交易已經完成並為集團帶來約2.44億港元的稅後特殊收益。

- ***加大基建業務重建力度，穩定盈利來源***

為重建基建業務，近年來，本集團相繼收購滬寧高速公路(上海段)、入股甬金高速公路(金華段)及組建中環水務，進軍水務領域。

本期間，本集團啟動了滬寧高速公路(上海段)拓寬改建為雙向八車道的工程項目，與公路建設公司簽訂相關協議，建設資金總額達16.83億港元，整項工程預計將於二零零八年底竣工。在施工期間，公路建設公司將負責處理該路段通行費之收繳，並就通行費收入減少向滬寧高速作出補償。通行費與補償額共計每年4.52億港元。有關安排有利減少本集團於滬寧高速的投資所面對的不確定性，降低整體投資風險。工程完成後，該路段的車輛通行能力將會大大提高，通行費收入將會同時提升。

期內，中環水務新投資了溫州中心片污水處理廠項目，新增日處理能力20萬噸。目前，中環水務的投資地區達八個城市，形成日合併處理能力約410萬噸。中環水務被中國水網評選為二零零五年度水業十大影響力企業，排名第五。

- ***加快新藥產業化進程，提升核心競爭力***

集團三個國家一類新藥項目商品化的進展順利。「H101」項目的生產批文已於本期間取得，GMP廠房驗收工作已經完成，並獲通過。「凱力康」產品目前已在國內開展銷售。「TNF」項目的GMP廠房已竣工並調試完成。

蓄勢待發　再創新業

二零零六年上半年度業績

本人欣然向各位股東宣佈，截至二零零六年六月三十日止六個月，本集團未經審核綜合營業額同比上升25.3%，達34.02億港元；股東應佔溢利同比上升20.1%，達6.25億港元；資產淨值同比上升5.5%，達167.87億港元，整體呈良好增長態勢。

中期股息

本公司董事會決議派發截至二零零六年十二月三十一日止年度中期股息每股22港仙予於二零零六年九月二十二日(星期五)已登記在本公司股東名冊內之股東。上述中期股息將於二零零六年十月三日(星期二)派付予各位股東。

業務回顧

本期間溢利增長主要由基建設施板塊盈利貢獻大幅增長所致。盈利結構當中含三項特殊項目：上實聯合及光明乳業股權分置改革所產生合共約2.47億港元的特殊虧損及出售浦東集裝箱10%股權為集團帶來約2.44億港元的稅後特殊收益。

本期間，在扣除特殊項目因素後，集團基建設施板塊的盈利貢獻增長101%，達2.05億港元，主要原因為滬寧高速對本集團的盈利貢獻大幅增長224.2%所致。

醫藥板塊受行業波動及去年同期出售三維製藥股權等因素的影響，在扣除特殊項目因素後，盈利貢獻同比下跌26.5%至7,002萬港元，但集團保健品及非處方藥經營業績呈現明顯的恢復性增長。

消費品板塊仍受滙眾汽車未能完全止虧及光明乳業業績下滑的影響，扣除特殊項目等因素後，本期間消費品板塊盈利貢獻同比基本持平，為2.51億港元。

信息技術板塊的盈利貢獻為3,508萬港元，扣除去年出售中國網通(香港)股權的特殊收益因素後，實現扭虧為盈。

股息通知

中期股息

本公司董事會決議派發截至二零零六年十二月三十一日止年度中期股息每股22港仙(二零零五年：20港仙)予於二零零六年九月二十二日(星期五)登記於本公司股東名冊內的股東，有關股息將於二零零六年十月三日(星期二)派付予各位股東。

暫停辦理股份過戶登記手續

股份過戶登記處將於二零零六年九月二十日(星期三)至二零零六年九月二十二日(星期五)(包括首尾兩天)暫停辦理本公司股份過戶登記手續。股息單將於二零零六年十月三日(星期二)或前後寄予各位股東。股東如欲獲派中期股息，股份過戶表格連同有關股票須於二零零六年九月十九日(星期二)下午四時三十分前送達本公司之股份過戶登記處秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘滙中心26樓，辦理過戶手續。

財務日誌

二零零六年中期業績	已於二零零六年八月二十三日(星期三)公佈
二零零六年中期報告	於二零零六年九月十五日(星期五)或前後寄予各位股東
股份過戶	二零零六年九月二十日(星期三)至二零零六年九月二十二日(星期五)(包括首尾兩天)暫停辦理
二零零六年中期股息記錄日期	二零零六年九月二十二日(星期五)
二零零六年中期股息單	於二零零六年十月三日(星期二)或前後寄發予各位股東

董事

執行董事
蔡來興先生 *(董事長)*
蔡育天先生 *(副董事長及行政總裁)*
瞿　定先生 *(副董事長及常務副行政總裁)*
呂明方先生
丁忠德先生
錢世政先生 *(副行政總裁)*
姚　方先生
唐　鈞先生

獨立非執行董事
羅嘉瑞先生
吳家瑋先生
梁伯韜先生

董事會轄下委員會

執行委員會
蔡來興先生 *(委員會主席)*
蔡育天先生
瞿　定先生
呂明方先生
錢世政先生
姚　方先生

審核委員會
羅嘉瑞先生 *(委員會主席)*
吳家瑋先生
梁伯韜先生

薪酬委員會
羅嘉瑞先生 *(委員會主席)*
吳家瑋先生
梁伯韜先生
瞿　定先生
胡自立先生

公司秘書

黃美玲女士

合資格會計師

李劍峰先生

授權代表

蔡育天先生
黃美玲女士

註冊辦事處

香港灣仔告士打道39號
夏愨大廈26樓
電話：(852) 2529 5652
傳真：(852) 2529 5067
電郵：enquiry@sihl.com.hk

核數師

德勤•關黃陳方會計師行

股份過戶登記處

秘書商業服務有限公司
香港灣仔皇后大道東28號
金鐘滙中心26樓
電話：(852) 2980 1766
傳真：(852) 2861 1465

公司股份代號

香港聯合交易所	:	363
彭博	:	363 HK
路透社	:	0363.HK
美國預托證券代號	:	SGHIY

美國預托證券存託銀行

The Bank of New York
Investor Relations
P.O. Box 11258, Church Street Station,
New York, NY 10286-1258

公司網址

www.sihl.com.hk

目錄

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED



2006
中期報告